UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2009
Commission file number 1-12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U. S. dollars, except share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$

REVENUES	500,368	880,876	1,649,392	2,432,123

OPERATING EXPENSES
Voyage expenses	71,659	213,709	225,253	572,685
Vessel operating expenses (note 16)	147,442	160,138	437,299	469,517
Time-charter hire expense (note 16)	94,964	157,822	348,243	445,444
Depreciation and amortization	107,111	108,493	321,856	312,900
General and administrative (notes 11d and 16)	52,238	44,372	156,073	184,735
Loss (gain) on sale of vessels and equipment — net of write-downs (note 13)	915	(36,292)	(10,286)	(39,713)
Restructuring charge (note 14a)	1,456	5,063	12,017	11,180

Total operating expenses	475,785	653,305	1,490,455	1,956,748

Income from vessel operations	24,583	227,571	158,937	475,375

OTHER ITEMS
Interest expense (note 16)	(30,035)	(63,180)	(111,505)	(215,139)
Interest income (note 16)	4,193	20,686	15,894	73,408
Realized and unrealized (loss) gain on non-designated derivative instruments (note 16)	(121,664)	(90,594)	83,066	(125,542)
Equity (loss) income from joint ventures (note 11b)	(8,945)	(5,108)	29,857	(10,780)
Foreign exchange (loss) gain (notes 8 and 16)	(26,047)	44,918	(39,900)	8,323
Other income (loss) (note 14b)	2,938	(18,144)	8,343	(7,662)

Net (loss) income before income taxes	(154,977)	116,149	144,692	197,983
Income tax (expense) recovery (note 18)	(10,904)	26,304	(12,174)	35,022

Net (loss) income	(165,881)	142,453	132,518	233,005
Less: Net loss (income) attributable to non-controlling interests	23,633	(39,325)	(33,902)	(51,587)

Net (loss) income attributable to stockholders of Teekay Corporation	(142,248)	103,128	98,616	181,418

Per common share of Teekay Corporation (note 17)
• Basic (loss) earnings	(1.96)	1.42	1.36	2.50
• Diluted (loss) earnings	(1.96)	1.41	1.35	2.48
• Cash dividends declared	0.31625	0.27500	0.94875	0.82500
Weighted average number of common shares outstanding (note 17)
• Basic	72,553,809	72,467,924	72,535,438	72,496,564
• Diluted	72,553,809	73,033,603	72,876,558	73,248,540
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2009	2008
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	495,402	814,165
Restricted cash (note 9)	37,845	35,841
Accounts receivable	180,121	300,462
Vessels held for sale (note 13)	34,637	69,649
Net investment in direct financing leases (note 4)	33,217	22,941
Prepaid expenses	106,550	117,651
Other assets	41,233	33,794

Total current assets	929,005	1,394,503

Restricted cash — long-term (note 9)	615,093	614,715

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,606,647 (2008 - $1,351,786)	5,786,648	5,784,597
Vessels under capital leases, at cost, less accumulated amortization of $130,499 (2008 - $106,975) (note 9)	908,040	928,795
Advances on newbuilding contracts (note 11a)	196,080	553,702

Total vessels and equipment	6,890,768	7,267,094

Net investment in direct financing leases — non-current (note 4)	448,272	56,567
Loans to joint ventures	22,161	28,019
Derivative assets (note 16)	58,249	154,248
Investment in joint ventures (note 11b)	117,204	103,956
Other non-current assets	139,898	127,940
Intangible assets — net (note 6)	238,392	264,768
Goodwill (note 6)	203,191	203,191

Total assets	9,662,233	10,215,001

LIABILITIES AND EQUITY
Current
Accounts payable	53,835	59,973
Accrued liabilities	277,822	315,987
Current portion of derivative liabilities (note 16)	135,091	166,725
Current portion of long-term debt (note 8)	350,239	245,043
Current obligation under capital leases (note 9)	44,739	147,616
Current portion of in-process revenue contracts (note 6)	63,302	74,777
Loan from joint venture partners	1,990	21,019

Total current liabilities	927,018	1,031,140

Long-term debt (note 8)	4,168,490	4,707,749
Long-term obligation under capital leases (note 9)	779,626	669,725
Derivative liabilities (note 16)	362,816	676,540
Deferred income taxes (note 18)	16,803	6,182
Asset retirement obligation	22,000	18,977
In-process revenue contracts (note 6)	200,935	243,088
Other long-term liabilities	228,961	209,195

Total liabilities	6,706,649	7,562,596

Commitments and contingencies (notes 9, 11 and 16)

Equity
Common stock and additional paid-in capital (note 10)	651,884	642,911
Retained earnings	1,563,713	1,507,617
Non-controlling interest	757,167	583,938
Accumulated other comprehensive loss (note 15)	(17,180)	(82,061)

Total equity	2,955,584	2,652,405

Total liabilities and equity	9,662,233	10,215,001

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2009	2008
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	132,518	233,005
Non-cash items:
Depreciation and amortization	321,856	312,900
Amortization of in-process revenue contracts	(56,719)	(55,733)
Gain on sale of marketable securities	—	(4,576)
Gain on sale of vessels and equipment	(27,399)	(39,713)
Write-down of marketable securities	—	13,885
Write-down of intangible assets	1,076	—
Write-down of vessels and equipment	17,113	—
Loss on repurchase of bonds	—	1,310
Equity (income) loss, net of dividends received	(26,914)	7,278
Income tax expense (recovery)	12,174	(35,022)
Employee stock option compensation	8,607	8,981
Foreign exchange loss and other	37,049	(56,406)
Unrealized (gains) losses on derivative instruments	(195,048)	95,366
Change in non-cash working capital items related to operating activities (note 7)	132,802	(103,055)
Expenditures for drydocking	(58,815)	(60,905)

Net operating cash flow	298,300	317,315

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	762,712	1,978,792
Debt issuance costs	(3,852)	(1,825)
Scheduled repayments of long-term debt	(113,534)	(235,172)
Prepayments of long-term debt	(1,104,204)	(881,993)
Repayments of capital lease obligations	(6,949)	(6,766)
Proceeds from loans from joint venture partner	591	—
Repayment of loans from joint venture partner	(23,390)	(1,489)
Decrease (increase) in restricted cash	5,228	(56,924)
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 5)	67,095	148,331
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	102,098	142,160
Net proceeds from issuance of Teekay Tankers Ltd. Class A shares (note 5)	65,556	—
Issuance of Common Stock upon exercise of stock options	352	4,206
Repurchase of Common Stock	—	(20,512)
Distribution from subsidiaries to non-controlling interests	(83,646)	(61,616)
Cash dividends paid	(68,800)	(59,952)
Other financing activities	—	(1,442)

Net financing cash flow	(400,743)	945,798

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(431,607)	(546,334)
Proceeds from sale of vessels and equipment	198,837	184,338
Purchases of marketable securities	—	(542)
Proceeds from sale of marketable securities	—	11,058
Acquisition of additional 35.3% of Teekay Petrojarl ASA (note 3)	—	(258,555)
Investment in joint ventures	(7,288)	(1,434)
Advances to joint ventures	(1,206)	(255,971)
Investment in direct financing lease assets	—	(537)
Direct financing lease payments received	2,135	16,664
Other investing activities	22,809	21,140

Net investing cash flow	(216,320)	(830,173)

(Decrease) increase in cash and cash equivalents	(318,763)	432,940
Cash and cash equivalents, beginning of the period	814,165	442,673

Cash and cash equivalents, end of the period	495,402	875,613

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$

Net (loss) income	(165,881)	142,453	132,518	233,005

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	3,963	(12,870)	5,053	(16,636)
Reclassification adjustment for gain on sale of marketable securities	—	13,886	—	9,310
Pension adjustments	437	—	252	1,058
Unrealized change on qualifying cash flow hedging instruments	22,980	(44,320)	44,967	(37,743)
Realized change on qualifying cash flow hedging instruments	4,628	6,173	23,314	2,153

Other comprehensive income (loss)	32,008	(37,131)	73,586	(41,858)

Comprehensive (loss) income	(133,873)	105,322	206,104	191,147
Less: Comprehensive loss (income) attributable to non-controlling interests	19,657	(35,132)	(42,589)	(48,332)

Comprehensive (loss) income attributable to stockholders of Teekay Corporation	(114,216)	70,190	163,515	142,815

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
1. Summary of Significant Accounting Policies
Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008, included on the Company’s Form 20-F filed with the Securities Commission (or the SEC) on June 30, 2009. In the opinion of management, these unaudited financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of those for a full fiscal year.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was December 16, 2009.
Changes in Accounting Policies
a)
In January 2009, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidation, which requires the Company to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the Company be identified, labeled and presented in the statement of financial position within equity, but separate from the stockholders’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in stockholders’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Company’s consolidated financial statements, this amendment was adopted prospectively.

Consolidated net (loss) income attributable to the stockholders of Teekay Corporation would have been different in the three and nine months ended September 30, 2009, had the amendment to FASB ASC 810 not been adopted. Losses attributable to the non-controlling interest that exceed the entities’ equity capital would have been charged against the majority interest, as there was no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should have been credited to the extent of such losses previously absorbed. Pro forma consolidated net (loss) income attributable to non-controlling interest and to the stockholders of Teekay Corporation and pro forma (loss) earnings per share had the amendment to FASB ASC 810 not been adopted are as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
	$	$

Pro forma net (loss) income attributable to the stockholders of Teekay Corporation	(142,785)	104,260

Pro forma (loss) earnings per share:
Basic	(1.97)	1.44
Diluted	(1.97)	1.43
b)
In January 2009, the Company adopted an amendment to FASB ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. This amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on the consolidated financial statements.

c)
In January 2009, the Company adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments for changes in ownership levels. The adoption of this amendment did not have a material impact on the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
d)
In January 2009, the Company adopted an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Company’s adoption of this amendment did not have a material impact on the consolidated financial statements. See Note 12 of the notes to the consolidated financial statements.

e)
In January 2009, the Company adopted an amendment to FASB ASC 815, Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 16 of the notes to the consolidated financial statements.

f)
In January 2009, the Company adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of this amendment did not have a material impact on the consolidated financial statements.

g)
In April 2009, the Company adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments. See Note 12 of the notes to the consolidated financial statements.

h)
In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated financial statements. See Note 20 of the notes to the consolidated financial statements.

i)
In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Company adopted the ASC on July 1, 2009, and incorporated it in the notes to the consolidated financial statements.

2. Segment Reporting
The Company is primarily engaged in the international marine transportation of crude oil and clean petroleum products through the operation of its tankers, and of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.
The Company has four operating segments: its shuttle tanker and floating storage and offtake (or FSO) segment (or Teekay Navion Shuttle Tankers and Offshore), its floating production storage and offtake (or FPSO) segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). In order to provide investors with additional information about its conventional tanker segment, the Company has divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The following tables present results for these segments for the three and nine months ended September 30, 2009 and 2008:

	Shuttle			Conventional Tanker
	Tanker and		Liquefied	Fixed-Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Three Months ended September 30, 2009	Segment	Segment	Segment	Segment	Segment	Total

Revenues	144,182	100,327	61,435	74,971	119,453	500,368
Voyage expenses	23,652	—	465	1,552	45,990	71,659
Vessel operating expenses	39,166	49,375	12,402	20,628	25,871	147,442
Time-charter hire expense	27,772	—	—	13,015	54,177	94,964
Depreciation and amortization	30,014	25,344	14,188	15,155	22,410	107,111
General and administrative (1)	13,429	8,460	5,277	7,721	17,351	52,238
Loss (gain) on sale of vessels and equipment, net of write-downs	961	—	—	680	(726)	915
Restructuring charge	693	—	590	108	65	1,456

Income (loss) from vessel operations	8,495	17,148	28,513	16,112	(45,685)	24,583

	Shuttle			Conventional Tanker
	Tanker and		Liquefied	Fixed- Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Three Months ended September 30, 2008	Segment	Segment	Segment	Segment	Segment	Total

Revenues	183,386	100,359	57,669	61,486	477,976	880,876
Voyage expenses	47,883	—	189	1,276	164,361	213,709
Vessel operating expenses	45,698	59,667	10,476	16,869	27,428	160,138
Time-charter hire expense	32,951	—	—	9,716	115,155	157,822
Depreciation and amortization	28,758	27,191	14,606	12,067	25,871	108,493
General and administrative (1)	13,677	11,508	5,965	2,604	10,618	44,372
Gain on sale of vessels and equipment, net of write-downs	(621)	—	—	—	(35,671)	(36,292)
Restructuring charge	3,173	—	393	335	1,162	5,063

Income from vessel operations	11,867	1,993	26,040	18,619	169,052	227,571

	Shuttle			Conventional Tanker
	Tanker and		Liquefied	Fixed-Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Nine Months ended September 30, 2009	Segment	Segment	Segment	Segment	Segment	Total

Revenues	432,371	289,825	176,283	217,574	533,339	1,649,392
Voyage expenses	58,227	—	723	4,614	161,689	225,253
Vessel operating expenses	126,911	140,825	36,238	55,540	77,785	437,299
Time-charter hire expense	85,645	—	—	35,918	226,680	348,243
Depreciation and amortization	88,003	76,869	44,257	41,803	70,924	321,856
General and administrative (1)	40,406	25,799	15,875	20,388	53,605	156,073
Loss (gain) on sale of vessels and equipment, net of write-downs	1,902	—	—	3,960	(16,148)	(10,286)
Restructuring charge	5,991	—	3,802	613	1,611	12,017

Income (loss) from vessel operations	25,286	46,332	75,388	54,738	(42,807)	158,937

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)

	Shuttle			Conventional Tanker
	Tanker and		Liquefied	Fixed-Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Nine Months ended September 30, 2008	Segment	Segment	Segment	Segment	Segment	Total

Revenues	532,821	283,673	167,297	188,519	1,259,813	2,432,123
Voyage expenses	132,808	—	791	2,904	436,182	572,685
Vessel operating expenses	130,038	165,122	35,224	49,626	89,507	469,517
Time-charter hire expense	100,231	—	—	32,881	312,332	445,444
Depreciation and amortization	88,036	67,759	43,010	32,447	81,648	312,900
General and administrative (1)	45,412	35,544	17,520	15,157	71,102	184,735
Gain on sale of vessels and equipment, net of write-downs	(3,771)	—	—	—	(35,942)	(39,713)
Restructuring charge	6,500	—	614	1,893	2,173	11,180

Income from vessel operations	33,567	15,248	70,138	53,611	302,811	475,375

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	September 30,	December 31,
	2009	2008
	$	$
Shuttle tanker and FSO segment	1,695,154	1,722,432
FPSO segment	1,272,105	1,331,325
Liquefied gas segment	2,890,314	2,919,194
Fixed-rate tanker segment	1,173,719	951,592
Spot tanker segment	1,728,456	1,935,537
Cash and portion of restricted cash	495,402	821,286
Accounts receivable and other assets	407,083	533,635

Consolidated total assets	9,662,233	10,215,001

3. Acquisition of Additional 35.3% of Teekay Petrojarl ASA
As of October 1, 2006, the Company acquired a 64.7% interest in Petrojarl ASA (subsequently renamed Teekay Petrojarl ASA, or Teekay Petrojarl). In June and July 2008, the Company acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl at a price between NOK 59 and NOK 62.95 per share. The total purchase price of approximately NOK 1.5 billion ($304.9 million) for this remaining interest was paid in cash. As a result of these transactions, the Company’s owns 100% of Teekay Petrojarl.
Teekay Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the Company’s acquisition of the original 64.7% interest in Teekay Petrojarl, which was accounted for using the purchase method of accounting. The acquisition of the remaining 35.3% interest has also been accounted for using the purchase method of accounting, based upon estimates of fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
4. Net Investment in Direct Financing Leases
Two of the Company’s LNG carriers are employed on 20-year time-charters. In addition, the Company leases equipment that reduces volatile organic compound emissions (or VOC equipment). The two time charters and leasing of the VOC equipment are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	September 30,	December 31,
	2009	2008
	$	$

Total minimum lease payments to be received	811,028	94,409
Estimated residual value of leased property (not guaranteed)	194,497	—
Initial direct costs and other	1,230	674
Less unearned income	(525,266)	(15,575)

Total	481,489	79,508
Less current portion	33,217	22,941

Total	448,272	56,567

As at September 30, 2009, minimum lease payments to be received by the Company in each of the next five succeeding fiscal years were approximately $15.7 million (remainder of 2009), $59.0 million (2010), $56.7 million (2011), $52.3 million (2012) and $40.8 million (2013). The VOC equipment leases will expire in 2014 and the time charters will both expire in 2029.
5. Public Offerings
During August 2009, Teekay Offshore Partners L.P. (or Teekay Offshore) completed a follow-on public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit, for total gross proceeds of $107.0 million (including the general partner’s $2.2 million proportionate capital contribution). As a result, the Company’s ownership of Teekay Offshore was reduced from 50.0% to 40.5% (including the Company’s 2% general partner interest), and the Company recorded an increase to stockholders’ equity of $26.9 million, which represents the Company’s dilution gain from the issuance of units. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate this subsidiary. The total net offering proceeds of approximately $104.3 million were used to reduce amounts outstanding under one of Teekay Offshore’s revolving credit facilities.
During June 2009, the Company’s subsidiary Teekay Tankers Limited (or Teekay Tankers) completed a follow-on public offering by issuing an additional 7.0 million shares of its Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. As a result, the Company’s ownership of Teekay Tankers has been reduced from 54.0% to 42.2%, and the Company recorded an increase to stockholders’ equity of $1.7 million, which represents the Company’s dilution gain from the issuance of shares. Teekay maintains voting control of Teekay Tankers and continues to consolidate the subsidiary. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
During March 2009, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 4.0 million of its common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s proportionate capital contribution). As a result, the Company’s ownership of Teekay LNG was reduced from 57.7% to 53.1% (including the Company’s 2% general partner interest), and the Company recorded a decrease to stockholders’ equity of $2.3 million, which represents the Company’s dilution loss from the issuance of units. Teekay LNG used the total net offering proceeds of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.
In connection with Teekay LNG’s initial public offering in May 2005, Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of the Company’s subsidiary Teekay Offshore to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.
See Note 20(c) of the notes to the consolidated financial statements for the information relating to a follow-on public offering by Teekay LNG in November 2009.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
6. Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
There were no changes in the carrying amount of goodwill for the nine months ended September 30, 2009, from December 31, 2008.

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
	$	$	$	$	$
Balance as of September 30, 2009, and December 31, 2008	130,908	—	35,631	36,652	203,191

Intangible Assets
As at September 30, 2009, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Contracts of affreightment	10.2	124,250	(85,750)	38,500
Time-charter contracts	16.0	232,602	(78,087)	154,515
Other intangible assets	1.0	59,231	(13,854)	45,377

	12.1	416,083	(177,691)	238,392

As at December 31, 2008, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Contracts of affreightment	10.2	124,251	(78,961)	45,290
Time-charter contracts	15.9	233,678	(60,875)	172,803
Other intangible assets	1.0	58,950	(12,275)	46,675

	12.1	416,879	(152,111)	264,768

Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2009 was $8.5 million ($10.2 million — 2008) and $25.6 million ($35.1 million — 2008), respectively, and is recorded in depreciation and amortization expense. Amortization of intangible assets for the next five years is expected to be $8.5 million (remainder of 2009), $27.2 million (2010), $34.3 million (2011), $31.8 million (2012), $17.8 million (2013), and $118.8 million (thereafter).
In-Process Revenue Contracts
As part of the Company’s acquisitions of Teekay Petrojarl in 2006 and 2008 and of 50% of OMI Corporation (or OMI) in 2007, the Company assumed certain FPSO service contracts and charter-out contracts with terms that were less favorable than prevailing market terms at the time of acquisition. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.
Amortization of these in-process revenue contracts for the three and nine months ended September 30, 2009, was $18.9 million ($20.8 million — 2008) and $56.7 million ($55.7 million — 2008), respectively, and is recorded in revenues. Amortization for the next five years is expected to be $17.0 million (remainder of 2009), $60.0 million (2010), $47.0 million (2011), $41.3 million (2012), $39.5 million (2013) and $59.4 million (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
7. Supplemental Cash Flow Information
The changes in non-cash working capital items related to operating activities for the nine months ended September 30, 2009 and 2008 are as follows:

	Nine Months Ended September 30,
	2009	2008
	$	$

Accounts receivable	120,341	(80,220)
Prepaid expenses and other assets	17,485	(33,781)
Accounts payable	(6,982)	(9,305)
Accrued and other liabilities	1,958	20,251

	132,802	(103,055)

8. Long-Term Debt

	September 30,	December 31,
	2009	2008
	$	$

Revolving Credit Facilities	2,018,027	2,656,658
Senior Notes (8.875%) due July 15, 2011	194,466	194,642
USD-denominated Term Loans due through 2021	1,865,225	1,670,005
Euro-denominated Term Loans due through 2023	424,782	414,144
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	16,229	17,343

	4,518,729	4,952,792
Less current portion	350,239	245,043

	4,168,490	4,707,749

As of September 30, 2009, the Company had thirteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3.3 billion, of which $1.3 billion was undrawn. Interest payments are based on LIBOR plus margins; at September 30, 2009, and December 31, 2008, the margins ranged between 0.45% and 0.95%. At September 30, 2009 and December 31, 2008, the three-month LIBOR was 0.30% and 1.43%, respectively. The total amount available under the Revolvers reduces by $74.0 million (remainder of 2009), $173.0 million (2010), $205.8 million (2011), $313.8 million (2012), $596.3 million (2013) and $1.9 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 62 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the nine months ended September 30, 2009, the Company repurchased $nil (2008 — $19.7 million) principal amount of the 8.875% Notes (see also Note 14b).
As of September 30, 2009, the Company had fifteen U.S. Dollar-denominated term loans outstanding, which totaled $1.9 billion. Certain of the term loans with a total outstanding principal balance of $491.0 million as at September 30, 2009, bear interest at a weighted-average fixed rate of 5.19%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2009, and December 31, 2008, the margins ranged between 0.30% and 3.25%. At September 30, 2009, and December 31, 2008, the three-month LIBOR was 0.30% and 1.43%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and fourteen of the term loans also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 30 of the Company’s vessels, together with certain other security. In addition, at September 30, 2009, all but $137.7 million (December 31, 2008 — $126.1 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2009, totaled 290.1 million Euros ($424.8 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2009 and December 31, 2008, the margins ranged between 0.60% and 0.66% and the one-month EURIBOR at September 30, 2009, was 0.44% (December 31, 2008 — 2.6%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange losses of $26.0 million and $39.9 million (2008 — gains of $44.9 million and $8.3 million) during the three and nine months ended September 30, 2009, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at September 30, 2009, totaled $15.1 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum financial covenants and certain loan agreements require the maintenance of vessel market value-to-loan ratios. Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2009, and December 31, 2008, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at September 30, 2009, and December 31, 2008, this amount was $233.4 million and $293.0 million, respectively. The Company was in compliance with its debt covenants as at September 30, 2009.
9. Capital Leases and Restricted Cash
Capital Leases
Suezmax Tankers. As at September 30, 2009, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices by assuming the existing vessel financing upon the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at September 30, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $227.6 million, including imputed interest of $30.2 million, repayable as follows:

Year	Commitment
Remainder of 2009	$6.0 million
2010	$23.7 million
2011	$197.9 million
RasGas II LNG Carriers. As at September 30, 2009, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the non-controlling interest’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee.
Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Company’s best estimate of the fair value of the guarantee liability was $18.6 million. During 2008, the Company has agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three RasGas II LNG Carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the leases, with a carrying value of $7.9 million as at September 30, 2009. The Company’s carrying amount of this tax indemnification is $9.3 million as at September 30, 2009. Both amounts are included as part of other long-term liabilities in the accompanying consolidated balance sheets. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at September 30, 2009, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $0.6 billion, repayable as follows:

Year	Commitment
Remainder of 2009	$6.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Spanish-Flagged LNG Carrier. As at September 30, 2009, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at September 30, 2009, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($171.8 million), including imputed interest of 10.2 million Euros ($14.9 million), repayable as follows:

Year	Commitment
Remainder of 2009	25.7 million Euros ($37.5 million)
2010	26.9 million Euros ($39.4 million)
2011	64.8 million Euros ($94.9 million)
FPSO Units. As at September 30, 2009, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay Corporation, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this contract feature is an embedded derivative, and has been separated from the underlying lease and is separately accounted for as a derivative instrument.
As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above in this Note 9, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company’s joint venture partner (see Note 8).
As at September 30, 2009, and December 31, 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $480.4 million and $487.4 million, respectively. As at September 30, 2009, and December 31, 2008, the weighted-average interest rates earned on the deposits were 0.7% and 4.8%, respectively.
As at September 30, 2009, and December 31, 2008, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 108.6 million Euros ($159.1 million) and 104.7 million Euros ($146.2 million), respectively. As at September 30, 2009, and December 31, 2008, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash deposits totaled $2.4 million and $17.0 million as at September 30, 2009, and December 31, 2008, respectively.
10. Capital Stock
The authorized capital stock of Teekay at September 30, 2009, and December 31, 2008, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2009, Teekay had 73,068,523 shares of Common Stock (December 31, 2008 — 73,011,488) issued and no shares of Preferred Stock issued. As at September 30, 2009, Teekay had 72,569,326 shares of Common Stock outstanding (December 31, 2008 — 72,512,291).
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.
During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at September 30, 2009, Teekay had not repurchased any shares of Common Stock pursuant to such authorization.
During the nine months ended September 30, 2009, the Company issued 0.1 million common shares for $0.4 million on exercise of stock options and recorded employee stock option compensation expense of $8.6 million, which increased additional paid-in capital by a total of $9.0 million. For the same period in 2008, the Company issued 0.2 million common shares for $5.0 million on exercise of stock options, partially offset by a repurchase of 0.5 million common shares for $4.2 million, and recorded employee stock option compensation expense of $8.2 million, which increased additional paid-in capital by a net amount of $9.0 million.
11. Commitments and Contingencies
a) Vessels Under Construction
As at September 30, 2009, the Company was committed to the construction of one Suezmax tanker, four LPG carriers, and four shuttle tankers. One LPG carrier was delivered in November 2009 with the remaining vessels scheduled for delivery between December 2009 and August 2011, at a total cost of approximately $687.0 million, excluding capitalized interest. As at September 30, 2009, payments made towards these commitments totaled $176.6 million (excluding $19.9 million of capitalized interest and other miscellaneous construction costs), and long- term financing arrangements existed for $510.3 million of the unpaid cost of these vessels. As at September 30, 2009, the remaining payments required to be made under these newbuilding contracts were $42.5 million (2009), $316.1 million (2010), and $151.7 million (2011).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
b) Joint Ventures
The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at September 30, 2009, payments made towards these commitments by the joint venture company totaled $181.2 million (of which the Company’s 33% contribution was $59.8 million), excluding capitalized interest and other miscellaneous construction costs. As at September 30, 2009, the remaining payments required to be made under these contracts were $113.2 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.
For the three and nine months ended September 30, 2009, the Company recorded equity (loss) income of $(6.2) million and $17.9 million, respectively, for its share of the Angola LNG Project earnings. This amount is included in equity income (loss) from joint ventures in the consolidated statement of income (loss). Substantially all of the equity (loss) income related to unrealized (losses) gains on interest rate swaps.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and the Company entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FLNG). The agreement provides for a purchase price of $105 million if the Company chooses to participate in the project (as described below), or $110 million if the Company chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from the Company, it is expected that MLCI will convert the vessel to an FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. The Company has the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, the Company will offer a similar option for a designee of MLCI to purchase the second Kenai LNG carrier for $125 million when it comes off charter.
c) Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
d) Long-Term Incentive Plan
In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and the increase in MVA from January 1, 2001 to December 31, 2010, where the MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.
During the three and nine months ended September 30, 2009, the Company recorded an expense (recovery) related to the VIP of $nil (2008 — $(19.4) million) and $nil (2008 — $(16.4) million), respectively, which are included in general and administrative expense. As at September 30, 2009, and December 31, 2008, the VIP liability was $nil.
e) Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
12. Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.
Cash and cash equivalents and restricted cash — The fair value of the Company’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Vessels held for sale — The fair value of the Company’s vessels held for sale is based on selling prices of similar vessels and approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Loans to joint ventures — The fair value of the Company’s loans to joint ventures approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Loans from joint venture partners — The fair value of the Company’s loans from joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheet.
Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the swap counterparties. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy are as follows:

		September 30, 2009
		Carrying	Fair
	Fair Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)
	Level	$	$

Cash and cash equivalents and restricted cash	—	1,148,340	1,148,340
Vessels held for sale	Level 2	34,637	34,637
Loans to joint ventures	—	22,161	22,161
Loan from joint venture partners	—	(1,990)	(1,990)
Long-term debt	Level 1 and 2	(4,518,729)	(4,060,750)

Derivative instruments (1)
Interest rate swap agreements (2)	Level 2	(512,943)	(512,943)
Interest rate swap agreements (2)	Level 2	76,368	76,368
Foreign currency contracts	Level 2	8,523	8,523
Foinaven embedded derivative	Level 2	(13,818)	(13,818)

(1)	The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(2)	The fair value of the Company’s interest rate swap agreements includes $29.0 million of accrued interest which is recorded in accrued liabilities on the balance sheet.
The Company has determined that other than Vessels Held for Sale, there are no other non-financial assets or non-financial liabilities carried at fair value less costs to sell at September 30, 2009. See Note 13(b) of the notes to the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
13. Vessel Sales and Write-downs of Vessels and Equipment
a) Vessel Sales
During January and February 2009, the Company sold a 2009-built product tanker and a 1993-built Aframax tanker through a sale-leaseback agreement, respectively, which were presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels were part of the Company’s spot tanker segment. The Company realized a gain of approximately $17.7 million as a result of these transactions, of which $17.6 million was deferred and will be amortized over the four-year term of the bareboat charter leaseback.
During May 2009, the Company sold a 2007-built product tanker and a 2005-built product tanker. Both vessels were part of the Company’s spot tanker segment. The Company realized a gain of approximately $29.8 million as a result of these transactions.
During July 2009, the Company entered into an agreement to sell a 1992-built Aframax tanker. The vessel was part of the Company’s spot tanker segment and is presented on the September 30, 2009 balance sheet as a vessel held for sale. The vessel was written-down by $7.1 million to its fair market value less costs to sell. The vessel sale was completed during the fourth quarter of 2009.
During September 2009, the Company entered into an agreement to sell a 1989-built product tanker. The vessel was part of the Company’s fixed-rate tanker segment and is presented on the September 30, 2009 balance sheet as a vessel held for sale. During the nine months ended September 30, 2009, the vessel was written-down by $4.0 million to its fair market value less costs to sell. The vessel sale was completed during the fourth quarter of 2009.
b) Vessels and Equipment Write-down
The Company’s consolidated statement of income (loss) for the nine months ended September 30, 2009, includes a $17.1 million write-down for impairment of three older vessels due to lower fair values compared to carrying values. The Company used recent sale prices of similar age and size of vessels to determine the fair value. These vessels are presented on the September 30, 2009, balance sheet as vessels held for sale.
14. Restructuring Charge and Other Income (Loss)
a) Restructuring Charge
During the three and nine months ended September 30, 2009, the Company incurred $1.5 million and $12.0 million of restructuring costs, respectively. The restructuring costs were primarily comprised of the reflagging of certain vessels, transfer of certain ship management functions from the Spain office to a subsidiary of Teekay, global staffing changes and closure of one of the Company’s three offices in Norway. The Company expects to incur approximately $4.0 million of additional restructuring costs relating to these changes in operations. At September 30, 2009, $1.2 million of restructuring liability is recorded in accrued liabilities on the balance sheet.
b) Other Income (Loss)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Net gain on sale (write-down) of marketable securities	—	(13,885)	—	(9,309)
Loss on bond repurchase	—	—	—	(1,310)
Volatile organic compound emission plant lease income	1,570	2,564	5,172	7,529
Miscellaneous income (loss)	1,368	(6,823)	3,171	(4,572)

Other income (loss)	2,938	(18,144)	8,343	(7,662)

15. Accumulated Other Comprehensive Loss
As at September 30, 2009, and December 31, 2008, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2009	2008
	$	$
Unrealized loss on derivative instruments	(206)	(58,723)
Pension adjustments	(22,027)	(23,338)
Unrealized gain on marketable securities	5,053	—

	(17,180)	(82,061)

16. Derivative Instruments and Hedging Activities
The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.
Foreign Currency Fluctuation Risk
The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges for accounting purposes, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts consists of a $1.1 million gain for the nine months ended September 30, 2009, and has been reported as a reduction of operating expenses, based on the nature of the expense.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
During the three and nine months ended September 30, 2009 and 2008, the Company recognized the following realized and unrealized gains (losses) relating to foreign currency forward contracts that are designated as cash flow hedges for accounting purposes:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Gains (losses) recognized in:

Vessel operating expenses	(1,307)	3,538	(11,598)	5,315
General and administrative	466	1,045	(3,760)	2,736
Foreign exchange (loss) gain	—	—	(3)	9
Accumulated other comprehensive loss	22,980	(44,320)	44,967	(37,743)
Gains (losses) reclassified from:
Accumulated other comprehensive loss	4,628	6,173	23,314	2,153
Realized and unrealized gains (losses) of foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss). During the three and nine months ended September 30, 2009, the Company recognized net realized and unrealized gains on foreign currency forward contracts of $1.1 million and $6.3 million, respectively. During the three and nine months ended September 30, 2008, the Company recognized net realized and unrealized gains (losses) on foreign currency forward contracts of $(16.5) million and $(1.6) million, respectively. Realized and unrealized (losses) gains of $(4.8) million and $(0.1) million, respectively, relating to foreign currency forwards contracts for the three and nine months ended September 30, 2008, were reclassified from general and administrative expenses to realized and unrealized (losses) gains on non-designated derivative instruments for comparative purposes. Realized and unrealized gains (losses) of $(10.4) million and $(3.7) million, respectively, relating to foreign currency forwards contracts for the three and nine months ended September 30, 2008, were reclassified from vessel operating expenses to realized and unrealized (losses) gains on non-designated derivative instruments for comparative purposes. Realized and unrealized (losses) gains of $(1.4) million and $2.3 million, respectively, relating to foreign currency forwards contracts for the three and nine months ended September 30, 2008, were reclassified from time-charter hire and foreign exchange expenses to realized and unrealized (losses) gains on non-designated derivative instruments for comparative purposes.
As at September 30, 2009, the Company was committed to the following foreign currency forward contracts:

			Fair Value /
	Contract Amount		Carrying Amount
	in Foreign		of Asset / (Liability)	Expected Maturity
	Currency	Average Forward	(in millions of	2009	2010	2011
	(millions)	Rate(1)	U.S. Dollars)	(in millions of U.S. Dollars)
Norwegian Kroner	1,197.6	6.11	$9.7	$46.8	$139.5	$9.6
Euro	38.6	0.69	0.5	16.9	36.8	2.3
Canadian Dollar	65.1	1.09	1.0	14.5	45.3	—
British Pound	30.5	0.59	(2.7)	15.4	34.3	1.8
Australian Dollar	0.3	1.13	—	0.3	—	—
Singapore Dollar	2.2	1.41	—	1.6	—	—

			$8.5	$95.5	$255.9	$13.7

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
As at September 30, 2009, the Company’s accumulated other comprehensive loss included $0.2 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges (December 31, 2008 — $58.7 million of unrealized losses). As at September 30, 2009, the Company estimated, based on current foreign exchange rates, that it would reclassify approximately $1.3 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next twelve months.
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps, which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes.
Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss). During the three and nine months ended September 30, 2009, the Company recognized net realized and unrealized (losses) gains of $(122.4) million and $72.6 million, respectively, relating to its interest rate swaps. During the three and nine months ended September 30, 2008, the Company recognized net realized and unrealized losses of $(73.3) million and $(83.8) million, respectively, relating to its interest rate swaps. The realized and unrealized losses of $(73.3) million and $(83.8) million, respectively relating to interest rate swaps for the three and nine months ended September 30, 2008, were reclassified from interest income and interest expense to realized and unrealized (loss) gain on non-designated derivative instruments for comparative purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
As at September 30, 2009, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-	Fixed
	Interest	Principal	Carrying Amount	Average	Interest
	Rate	Amount	of Asset (Liability)	Remaining Term	Rate
	Index	$	$	(Years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	460,480	(62,138)	27.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,061,635	(352,642)	8.8	5.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	835,000	(83,899)	12.9	4.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	474,567	76,368	27.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	424,782	(14,264)	14.7	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of September 30, 2009, ranged from 0.30% to 3.25%.

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2009 ($335.0 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($102.6 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 290.1 million Euros.
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
17. (Loss) Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Net (loss) income attributable to stockholders’ of Teekay Corporation	(142,248)	103,128	98,616	181,418

Weighted average number of common shares	72,553,809	72,467,924	72,535,438	72,496,564
Dilutive effect of employee stock options and restricted stock awards	—	565,679	341,120	751,976

Common stock and common stock equivalents	72,553,809	73,033,603	72,876,558	73,248,540

(Loss) earnings per common share:
- Basic	(1.96)	1.42	1.36	2.50
- Diluted	(1.96)	1.41	1.35	2.48
For the three and nine months ended September 30, 2009, the anti-dilutive effect of 4.5 million shares (3.5 million shares — 2008) and 4.5 million shares (2.8 million shares — 2008), respectively, attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.
18. Income Tax (Expense) Recovery
The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Current	(2,061)	(3,563)	(2,459)	(6,036)
Deferred	(8,843)	29,867	(9,715)	41,058

Income tax (expense) recovery	(10,904)	26,304	(12,174)	35,022

19. Accounting Pronouncements Not Yet Adopted
a)
In June 2009, the FASB issued Statement of Financial Accounting Standards (or SFAS) No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements. SFAS No. 167 will remain authoritative until such time that it is integrated into the Codification.

b)
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements. SFAS No. 166 will remain authoritative until such time that it is integrated into the Codification.

c)
In August 2009, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment became effective for the Company on October 1, 2009. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

d)
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

20. Subsequent Events
a)
On October 27, 2009, Teekay LNG entered into a new $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. Teekay LNG expects to draw on this facility to repay a portion of the amount borrowed to purchase the Skaugen LPG Carrier delivered in April 2009 and the Skaugen LPG Carrier that delivered in November 2009. Teekay LNG will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.

b)
On November 12, 2009, Teekay Offshore entered into a $260 million revolving credit facility secured by the Petrojarl Varg, a Floating Production Storage and Offloading unit. A portion of this facility was used to repay the $160 million tranche of the $220 million vendor financing obtained from Teekay at the time of the acquisition of the Petrojarl Varg.

c)
On November 20, 2009, Teekay LNG completed a follow-on public offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $87.1 million (including the general partner’s 2% proportionate capital contribution). On November 25, 2009, the underwriters partially exercised their over-allotment option to purchase an additional 450,650 common units for gross proceeds for $11.2 million (including the general partner’s 2% proportionate capital contribution). As a result of these equity transactions, Teekay LNG raised gross proceeds of approximately $98.4 million (including the general partner’s 2% proportionate capital contribution), and the Company’s ownership of Teekay LNG was reduced from 53.1% to 49.2% (including the Company’s 2% general partner interest). The total net proceeds from the offering will be used to reduce amounts outstanding under one or more of Teekay LNG’s revolving credit facilities.

d)
On December 2, 2009, the Company entered into an agreement to purchase a 55% interest in an FPSO unit for $105 million. The completion of the acquisition is expected to be December 29, 2009. The party holding the remaining 45% interest in the vessel has a pre-emptive right to acquire the 55% interest that the Company is intending to purchase. The pre-emptive right can only be exercised prior to December 29, 2009. The vessel is currently being employed on a bareboat charter contract until July 2020, with the charterer’s option to terminate the contract with 12 months notice.

TEEKAY CORPORATION AND SUBSIDIARIES
September 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay Corporation (Teekay or the Company) is a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (Teekay Offshore) and through Teekay Petrojarl ASA (Teekay Petrojarl), and expansion of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (Teekay Tankers). With a fleet of 160 vessels, offices in 16 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company focused on the Marine Midstream space.
SIGNIFICANT DEVELOPMENTS IN 2009
Sale of LNG Vessels to Teekay LNG
In accordance with existing agreements, in April 2008, we sold two 1993-built LNG vessels (the Kenai LNG Carriers) to Teekay LNG for $230.0 million and chartered them back for ten years with three five-year option periods. We acquired these vessels in December 2007 from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as serving as a floating offshore re-gasification or production facility, subject to conversion.
We have time chartered to the Marathon Oil Corporation/Conoco Phillips joint venture one of the Kenai LNG carriers, the Polar Spirit, until April 2010 with the charterer’s option to extend the contract yearly for up to 3 additional years. The other Kenai LNG Carrier, the Arctic Spirit, came off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and we have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FLNG). The agreement provides for a purchase price of $105 million if we exercise our option to participate in the project as described below, or $110 million if we choose not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009, and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to an FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. We have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, we will offer a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.
During August 2009, Teekay LNG completed the purchase of 99% of our 70 percent interest in two 155,000 cubic meter newbuilding LNG carriers (or the Tangguh LNG Carriers) for approximately $70 million. The Tangguh LNG Carriers, which commenced operations in November 2008 and January 2009, provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. The vessels have been chartered at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30 percent interest in these vessels.
Public Offerings by Teekay LNG Partners L.P.
During March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s $1.4 million proportionate capital contribution). As result of the offering, our ownership of Teekay LNG was reduced from 57.7 percent to 53.1 percent (including our 2 percent general partner interest). The total net proceeds from the offering of approximately $68.5 million were used to prepay amounts outstanding on two of Teekay LNG’s revolving credit facilities.
During November 2009, Teekay LNG completed a public offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of $87.1 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters partially exercised their over-allotment option and purchased an additional 450,600 million common units for an additional $11.2 million in gross proceeds (including the general partner’s $0.3 million proportionate capital contribution). As a result of the offering including the underwriters exercise of the over-allotment option, our ownership of Teekay LNG was reduced from 53.1 percent to 49.2 percent (including our 2 percent general partner interest). The total net proceeds from the offering will be used to reduce amounts outstanding under one or more of Teekay LNG’s revolving credit facilities.
Public Offering by Teekay Tankers Ltd.
During June 2009, Teekay Tankers completed a public offering of 7.0 million shares of Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. As a result of the offering, our ownership of Teekay Tankers was reduced from 54.0 percent to 42.2 percent. We maintained voting control of Teekay Tankers and continue to consolidate this subsidiary. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
In connection with an existing agreement, Teekay will offer to Teekay Tankers by June 18, 2010 the opportunity to purchase an additional Suezmax-class oil tanker at fair market value.

Public Offering by Teekay Offshore Partners L.P.
During August 2009, Teekay Offshore completed a public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit for net proceeds of $104.3 million. In connection with the public offering, we contributed $2.2 million to Teekay Offshore to maintain our 2 percent general partner interest. As a result of the above transactions, our ownership of Teekay Offshore was reduced from 50.0 percent to 40.5 percent (including our 2 percent general partner interest). We maintained control of Teekay Offshore by virtue of our control of the general partner and continue to consolidate this subsidiary. The total net proceeds from the offering were used to reduce amounts outstanding under one of Teekay Offshore’s revolving credit facilities.
Sale of FPSO to Teekay Offshore
On September 10, 2009, Teekay Offshore acquired the Petrojarl Varg floating production, storage and offtake (or FPSO) unit from Teekay for a purchase price of $320 million. Teekay provided vendor financing in the amount of $220 million with the remainder financed by Teekay Offshore from its existing debt facilities. A new $260 million revolving credit facility, secured by the Petrojarl Varg FPSO, was arranged and completed in November 2009. A portion of the new facility was drawn to repay $160 million of the $220 million vendor financing provided by Teekay at the time of the Petrojarl Varg acquisition.
The Petrojarl Varg FPSO recently commenced a new four-year, fixed-rate contract extension with Talisman Energy on the Varg oil field in the North Sea, where the FPSO has been operating for over ten years. Talisman Energy also has options to extend the new contract for up to an additional nine years. The contract is comprised of a daily base time-charter rate plus an incentive component based on the operational performance of the FPSO, a tariff component based on the volume of oil produced and an annual adjustment for cost escalations. There is potential for additional upside from the tariff component if, as expected, nearby oil fields become operational and are tied into the Petrojarl Varg.
Long-term Charter to Caltex Australia Petroleum Pty Ltd.
In September 2009, we purchased a 2007-built, 40,000 deadweight tonne product tanker for approximately $35 million. The vessel, renamed the Alexander Spirit, commenced a 10-year, fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. on September 3, 2009.
Purchase of an Interest in an FPSO Unit
On December 2, 2009, we entered into an agreement to purchase a 55% interest in an FPSO unit for $105 million. The completion of the acquisition is expected to be December 29, 2009. The party holding the remaining 45% interest in the vessel has a pre-emptive right to acquire the 55% interest that the Company is intending to purchase. The pre-emptive right can only be exercised prior to December 29, 2009. The vessel is currently being employed on a bareboat charter contract until July 2020, with the charterer’s option to terminate the contract with 12 months notice.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008. In accordance with generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four operating segments where applicable.
We manage our business and analyze and report our results of operations on the basis of four operating segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. Please read Item 1 — Financial Statements: Note 2 — Segment Reporting.
Shuttle Tanker and FSO Segment
Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at September 30, 2009. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or contracts of affreightment. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars, except	September 30,			September 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	144,182	183,386	(21.4)	432,371	532,821	(18.9)
Voyage expenses	23,652	47,883	(50.6)	58,227	132,808	(56.2)

Net revenues	120,530	135,503	(11.0)	374,144	400,013	(6.5)
Vessel operating expenses	39,166	45,698	(14.3)	126,911	130,038	(2.4)
Time-charter hire expense	27,772	32,951	(15.7)	85,645	100,231	(14.6)
Depreciation and amortization	30,014	28,758	4.4	88,003	88,036	(0.0)
General and administrative (1)	13,429	13,677	(1.8)	40,406	45,412	(11.0)
Loss (gain) on sale of vessels and equipment, net of write-downs	961	(621)	(254.8)	1,902	(3,771)	(150.4)
Restructuring charge	693	3,173	(78.2)	5,991	6,500	(7.8)

Income from vessel operations	8,495	11,867	(28.4)	25,286	33,567	(24.7)

Calendar-Ship-Days
Owned Vessels	2,667	2,668	(0.0)	7,917	7,828	1.1
Chartered-in Vessels	764	846	(9.6)	2,328	2,745	(15.2)

Total	3,431	3,514	(2.4)	10,245	10,573	(3.1)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) decreased for the three and nine months ended September 30, 2009, compared to the same periods last year, primarily due to a decline in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2009 compared to the same periods in 2008, primarily due to:
•
decreases of $14.3 million and $33.1 million, respectively, for the three and nine months ended September 30, 2009 due to less revenue days for shuttle tankers servicing contracts of affreightment and trading in the conventional spot market and lower spot rates achieved in the conventional spot market, compared to the same periods last year;

•
decreases in net revenues from our FSO units of $3.1 million and $7.4 million, respectively, for the three and nine months ended September 30, 2009, primarily due to the scheduled drydocking of one vessel during the three months ended September 30, 2009 and the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar during the nine months ended September 30, 2009; and

•	a decrease of $2.7 million for the three and nine months ended September 30, 2009, due to the recovery of certain 2008 Norwegian environmental taxes during the three months ended September 30, 2008;
partially offset by
•	increases of $3.4 million and $7.8 million, respectively, for the three and nine months ended September 30, 2009, due to rate increases on certain contracts of affreightment;
•
increases of $1.4 million and $6.7 million, respectively, for the three and nine months ended September 30, 2009, due to a decrease in the number of offhire days resulting from scheduled drydockings and unexpected repairs, compared to the same periods last year; and

•	increases of $0.5 million and $2.8 million, respectively, for the three and nine months ended September 30, 2009, due to a decline in bunker prices, compared to the same periods last year.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $5.0 million and $9.0 million, respectively, for the three and nine months ended September 30, 2009, primarily due to lower crew manning expenses from the reflagging of five of our vessels from Norwegian flag to Bahamian flag and changing the nationality mix of those crews, and the strengthening of the US Dollar against the Norwegian Kroner;

•	decreases of $1.7 million for $4.1 million, respectively, for the three and nine months ended September 30, 2009, relating to repairs and maintenance performed for certain vessels;

•	a decrease of $1.1 million for the three months ended September 30, 2009, due to a decrease in services, consumables, lube oil, and freight; and
•
decreases in FSO vessel operating expenses of $0.8 million and $1.5 million, respectively, for the three and nine months ended September 30, 2009, primarily due to the offhire of one vessel during the three months ended September 30, 2009;

partially offset by
•
net increases of $2.1 million and $8.6 million, respectively, for the three and nine months ended September 30, 2009, from changes in realized and unrealized losses on our designated foreign currency forward contracts; and

•	an increase of $2.9 million for the nine months ended September 30, 2009, due to an increase in services, consumables, lube oil, and freight.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to a net decrease in the number of vessels chartered-in.
Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended September 30, 2009, compared to the same period in 2008, primarily due to higher amortization expense relating to capitalized drydock and capital upgrade costs for certain of our shuttle tankers, partially offset by lower amortization on our FSO units.
Restructuring Charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $6.0 million relating to costs incurred for the reflagging of certain vessels, the closure of one of our offices in Norway, and global staffing changes.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars, except	September 30,			September 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	100,327	100,359	(0.0)	289,825	283,673	2.2
Vessel operating expenses	49,375	59,667	(17.2)	140,825	165,122	(14.7)
Depreciation and amortization	25,344	27,191	(6.8)	76,869	67,759	13.4
General and administrative (1)	8,460	11,508	(26.5)	25,799	35,544	(27.4)

Income from vessel operations	17,148	1,993	760.4	46,332	15,248	203.9

Calendar-Ship-Days
Owned Vessels	736	828	(11.1)	2,365	2,469	(4.2)

Total	736	828	(11.1)	2,365	2,469	(4.2)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our FPSO segment decreased for the three and nine months ended September 30, 2009, compared to the same periods last year, as one of our shuttle tankers is currently under conversion to an FSO unit.
Revenues. Revenues decreased nominally for the three months ended September 30, 2009, and increased for the nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•
a decrease of $0.6 million and an increase of $3.8 million, respectively, for the three and nine months ended September 30, 2009, from the amortization of contract value liabilities relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl; and

•
increases of $0.6 million and $2.4 million, respectively, for the three and nine months ended September 30, 2009, primarily from the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery), partially offset by lower revenues in other FPSO units due to lower oil production compared to the prior periods and the conversion of a shuttle tanker to an FSO unit.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and nine months ended September 30, 2009 was $18.7 million and $53.3 million, respectively, compared to $19.3 million and $49.5 million, respectively, for the same periods last year. The increase for the nine months ended September 30, 2009, was primarily due to our purchase of the remaining interest in Teekay Petrojarl in mid-2008. Please read Item 1 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.

Vessel Operating Expenses. Vessel operating expenses decreased during the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $9.8 million and $23.4 million, respectively, for the three and nine months ended September 30, 2009, from decreases in service costs due to the timing of certain projects, cost saving initiatives, and the strengthening of the U.S. Dollar against the Norwegian Kroner; and

•	decreases of $0.5 million and $0.9 million, respectively, for the three and nine months ended September 30, 2009, from lower insurance charges.
Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended September 30, 2009, and increased for the nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•
a decrease of $1.8 million and an increase of $5.4 million, respectively, for the three and nine months ended September 30, 2009, primarily from the finalization of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl; and

•	an increase of $3.7 million for the nine months ended September 30, 2009, from the FPSO Delivery.
Liquefied Gas Segment
Our liquefied gas segment consists of LNG and LPG carriers primarily subject to long-term, fixed-rate time-charter contracts. We accepted delivery of two new LNG carriers between November 2008 and March 2009, and one new LPG carrier in April 2009. At September 30, 2009, we had two LPG carriers under construction, of which one was delivered in early November 2009 and the other is scheduled for delivery in April 2010. In addition, we have four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multigas carriers under construction are scheduled for delivery in 2011. Upon delivery, all of these vessels are scheduled to commence operation under long-term, fixed-rate time-charters. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction and Note 11(b) — Commitments and Contingencies — Joint Ventures.
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels and vessels under capital lease for our liquefied gas segment:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars, except	September 30,			September 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	61,435	57,669	6.5	176,283	167,297	5.4
Voyage expenses	465	189	146.0	723	791	(8.6)

Net revenues	60,970	57,480	6.1	175,560	166,506	5.4
Vessel operating expenses	12,402	10,476	18.4	36,238	35,224	2.9
Depreciation and amortization	14,188	14,606	(2.9)	44,257	43,010	2.9
General and administrative (1)	5,277	5,965	(11.5)	15,875	17,520	(9.4)
Restructuring charge	590	393	50.1	3,802	614	519.2

Income from vessel operations	28,513	26,040	9.5	75,388	70,138	7.5

Calendar-Ship-Days
Owned Vessels and Vessels under Capital Lease	1,196	920	30.0	3,383	2,740	23.5

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The increase in the average fleet size of our liquefied gas segment was primarily due to the delivery of two new LNG carriers in November 2008 and March 2009, respectively (collectively the Tangguh LNG Deliveries) and the delivery of one new LPG carrier in April 2009.
Net Revenues. Net revenues increased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•
increases of $9.0 million and $19.6 million, respectively, for the three and nine months ended September 30, 2009, due to the commencement of the time-charters from the Tangguh LNG Deliveries and the new LPG carrier;

•	an increase of $3.1 million for the nine months ended September 30, 2009, due to the Catalunya Spirit being off-hire for 34.3 days during 2008 for repairs; and
•	an increase of $1.0 million for the nine months ended September 30, 2009, due to the Polar Spirit being off-hire for 18.5 days during 2008 for a scheduled drydock;

partially offset by
•	a decrease of $5.1 million for the nine months ended September 30, 2009, due to lower net revenues from the Arctic Spirit as a result of a decrease in the time-charter rate;
•	a decrease of $2.1 million for the three and nine months ended September 30, 2009, due to the Madrid Spirit being off-hire for 25.2 days during the third quarter of 2009 for a scheduled drydock;
•	a decrease of $1.9 million for the three and nine months ended September 30, 2009, due to the Galicia Spirit being off-hire for 27.6 days during the third quarter of 2009 for a scheduled drydock; and
•
decreases of $0.9 million and $5.6 million, respectively, for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar during such periods compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•	increases of $2.1 million and $5.3 million, respectively, for the three and nine months ended September 30, 2009, from the Tangguh LNG Deliveries, and
•	an increase of $0.2 million for the three months ended September 30, 2009, relating to higher crew manning, insurance, and repairs and maintenance costs;
partially offset by
•	a decrease of $2.1 million for the nine months ended September 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs; and
•
decreases of $0.1 million and $1.6 million, respectively, for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended September 30, 2009, and increased for the nine months ended September 30, 2009, from the same periods last year, primarily due to.
•	decreases of $0.6 million and $1.1 million, respectively, for the three and nine months ended September 30, 2009, due to revised depreciation estimates for certain of our vessels;
partially offset by
•	increases of $0.3 million and $0.6 million, respectively, for the three and nine months ended September 30, 2009, from the delivery of the one new LPG carrier in April 2009; and
•
increases of a nominal amount and $1.2 million, respectively, for the three and nine months ended September 30, 2009, from the delivery of the Tangguh Sago in March 2009 prior to the commencement of the external time-charter contract in May 2009 which is accounted for as a direct financing lease.

Restructuring Charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $3.8 million relating to costs incurred for global staffing and office changes.

Conventional Tanker Segment
Fixed-Rate Tanker Segment
Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time-charters.
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars, except	September 30,			September 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	74,971	61,486	21.9	217,574	188,519	15.4
Voyage expenses	1,552	1,276	21.6	4,614	2,904	58.9

Net revenues	73,419	60,210	21.9	212,960	185,615	14.7
Vessel operating expenses	20,628	16,869	22.3	55,540	49,626	11.9
Time-charter hire expense	13,015	9,716	34.0	35,918	32,881	9.2
Depreciation and amortization	15,155	12,067	25.6	41,803	32,447	28.8
General and administrative (1)	7,721	2,604	196.5	20,388	15,157	34.5
Loss on sale of vessels and equipment, net of write-downs	680	—	—	3,960	—	—
Restructuring charge	108	335	(67.8)	613	1,893	(67.6)

Income from vessel operations	16,112	18,619	(13.5)	54,738	53,611	2.1

Calendar-Ship-Days
Owned Vessels	2,388	1,748	36.6	6,592	4,929	33.7
Chartered-in Vessels	583	569	2.5	1,661	1,826	(9.0)

Total	2,971	2,317	28.2	8,253	6,755	22.2

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased for the three and nine months ended September 30, 2009, compared to the same periods last year, primarily due to:
•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);
•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers);
•	the transfer of two Suezmax tankers from the spot tanker segment in June 2009 (the Suezmax Transfers);
•	the purchase of a product tanker which commenced a 10-year fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. during September 2009; and
•	the transfer of five Aframax tankers, on a net basis, from the spot tanker segment in 2008 and 2009 upon commencement of long-term time-charters (the Aframax Transfers).
The Aframax Transfers consist of the transfer of five owned vessels and one chartered-in vessel from the spot tanker segment, and the transfer of one chartered-in vessel to the spot tanker segment. The effect of the transaction is to increase the fixed tanker segment’s net revenues, time-charter expenses, and vessel operating expenses.
Net Revenues. Net revenues increased for the three and nine months ended September 30, 2009, compared to the same periods last year, primarily due to:
•	increases of $8.9 million and $20.3 million, respectively, for the three and nine months ended September 30, 2009, from the Aframax Transfers;
•	increases of $5.8 million and $7.1 million, respectively, for the three and nine months ended September 30, 2009, from the Suezmax Transfers;
•	an increase of $2.8 million for the nine months ended September 30, 2009, from the Product Tanker Transfers;
•	an increase of $1.3 million for the nine months ended September 30, 2009, from the Aframax Deliveries;
•	an increase of $1.2 million for the nine months ended September 30, 2009, as two of our Suezmax tankers were off-hire for 48 days for scheduled drydockings during the prior periods; and
•	an increase of $0.9 million for the three and nine months ended September 30, 2009, from the purchase of the new product tanker;

partially offset by
•
decreases of $1.6 million and $4.8 million for the three and nine months ended September 30, 2009, due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net (loss) income); and

•	a decrease of $1.1 million for the three months ended September 30, 2009, due to a scheduled drydocking of the Teesta Spirit, which is one of the vessels included in the Product Tanker Transfers.
Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2009, compared to the same periods last year, primarily due to:
•	increases of $2.5 million and $6.2 million, respectively, for the three and nine months ended September 30, 2009, from the Aframax Transfers;
•	an increase of $1.3 million for the three and nine months ended September 30, 2009, from the Suezmax Transfers; and
•	increases of $0.5 million and $1.8 million, respectively, for the three and nine months ended September 30, 2009, from the Product Tanker Transfers;
partially offset by
•	decreases of $0.4 million and $2.3 million, respectively, for the three and nine months ended September 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs; and
•
decreases of $0.2 million and $1.4 million, respectively, for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to an increase in the average time-charter hire rates, partially offset by a decrease in the number of in-chartered Aframax vessel days.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2009, compared to the same periods last year, primarily due to the Aframax Transfers, Suezmax Transfers, Product Tanker Transfers, and an increase in capitalized drydocking expenditures being amortized.
Loss on Sale of Vessels and Equipment. Loss on sale of vessels and equipment for the three and nine months ended September 30, 2009, primarily relates to a write-down taken on one of our older fixed-rate vessels.
Restructuring Charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $0.6 million relating to costs incurred for global staffing changes.
Spot Tanker Segment
Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. We took delivery of four new Suezmax tankers during the nine months ended September 30, 2009. At September 30, 2009, we have one Suezmax tanker under construction which is scheduled to be delivered in December 2009. This Suezmax tanker is expected to be included in this segment. Please read Item 1 — Financial Statements: Note 11(a) Commitments and Contingencies — Vessels Under Construction. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net (loss) income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars, except	September 30,			September 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	119,453	477,976	(75.0)	533,339	1,259,813	(57.7)
Voyage expenses	45,990	164,361	(72.0)	161,689	436,182	(62.9)

Net revenues	73,463	313,615	(76.6)	371,650	823,631	(54.9)
Vessel operating expenses	25,871	27,428	(5.7)	77,785	89,507	(13.1)
Time-charter hire expense	54,177	115,155	(53.0)	226,680	312,332	(27.4)
Depreciation and amortization	22,410	25,871	(13.4)	70,924	81,648	(13.1)
General and administrative (1)	17,351	10,618	63.4	53,605	71,102	(24.6)
Gain on sale of vessels and equipment, net of write-downs	(726)	(35,671)	(98.0)	(16,148)	(35,942)	(55.1)
Restructuring charge	65	1,162	(94.4)	1,611	2,173	(25.9)

(Loss) income from vessel operations	(45,685)	169,052	(127.0)	(42,807)	302,811	(114.1)

Calendar-Ship-Days
Owned Vessels	2,917	3,386	(13.9)	9,050	10,339	(12.5)
Chartered-in Vessels	2,308	4,747	(51.4)	8,398	13,215	(36.5)

Total	5,225	8,133	(35.8)	17,448	23,554	(25.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our spot tanker fleet (including vessels chartered-in) decreased for the three and nine months ended September 30, 2009, compared to the same periods last year, primarily due to:
•	the transfer of two product tankers in April 2008 to the fixed tanker segment (or the Spot Product Tanker Transfers);
•	the transfer of four Aframax tankers in November 2008 and one Aframax tanker in September 2009 to the fixed tanker segment (or the Spot Aframax Tanker Transfers);
•	the sale of seven product tankers between March 2008 and May 2009 (or the Spot Product Tanker Sales);
•	the sale of one Suezmax tanker in November 2008 (or the Suezmax Tanker Sale); and
•
a net decrease in the number of chartered-in vessels, primarily from the sale of our 50% interest in the Swift Product Tanker Pool in November 2008, which included our interest in ten in-chartered intermediate product tankers;

partially offset by
•	the delivery of six new Suezmax tankers between May 2008 and September 2009 (or the Suezmax Deliveries); and
•	the delivery of one large product tanker in October 2008.
In addition, during February 2009 we sold and leased back one older Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.
Tanker Market and TCE Rates
Spot tanker rates declined to multi-year lows in the third quarter of 2009 due to the ongoing effects of reduced global oil demand coupled with tanker fleet growth. The tanker market was also affected in the third quarter by a reduction in global refinery throughput due to both scheduled maintenance programs and weaker refinery margins. Seasonal factors such as North Sea oil field maintenance exerted further downward pressure on crude tanker rates.
In October 2009, the International Monetary Fund (or IMF) upgraded its forecast for global GDP growth in 2010 to 3.1 percent. Several agencies have upgraded their 2010 outlook for global oil demand based on a stronger recovery in the global economy than was previously expected. As of November 12, 2009, the International Energy Agency (or IEA) projected global oil demand of 86.2 million barrels per day (or mb/d) in 2010, a 1.3 mb/d (or 1.6 percent) increase from 2009.
The world tanker fleet grew by approximately 6.5 percent in the first three quarters of 2009 as an influx of new vessels outpaced tanker removals. In recent weeks, there has been an increase in single-hull tanker scrapping ahead of the 2010 phase-out deadline with seven Very Large Crude Carriers (or VLCCs) sold for scrap since August 2009. An increase in tanker scrapping combined with the potential for order cancellations as a result of tighter credit markets and construction delays at newly established shipyards could help dampen tanker fleet growth in the coming months.

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and nine months ended September 30, 2009 and 2008:

	Three Months Ended
	September 30, 2009			September 30, 2008
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	14,213	1,074	13,234	32,900	497	66,198
Aframax Tankers	25,188	2,473	10,185	178,519	3,844	46,441
Large/Medium Product Tankers	8,342	640	13,034	42,761	1,101	38,838
Small Product Tankers	—	—	—	12,669	915	13,846

Time-Charter Fleet (1)
Suezmax Tankers	10,295	294	35,018	17,546	607	28,906
Aframax Tankers	15,632	486	32,165	12,994	391	33,233
Large/Medium Product Tankers	3,399	156	21,786	8,713	274	31,797

Other (2)	(3,606)			7,513

Totals	73,463	5,123	14,340	313,615	7,629	41,108

	Nine Months Ended
	September 30, 2009			September 30, 2008
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	55,992	2,393	23,398	88,409	1,482	59,655
Aframax Tankers	161,203	8,842	18,232	461,352	11,187	41,240
Large/Medium Product Tankers	39,404	2,185	18,034	105,309	3,319	31,729
Small Product Tankers	—	—	—	37,239	2,704	13,772

Time-Charter Fleet (1)
Suezmax Tankers	52,628	1,448	36,345	58,991	2,015	29,276
Aframax Tankers	50,754	1,556	32,618	23,229	713	32,579
Large/Medium Product Tankers	17,883	781	22,898	39,373	1,518	25,938

Other (2)	(6,214)			9,729

Totals	371,650	17,205	21,601	823,631	22,938	35,907

(1)
Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment between 1-3 years.

(2)
Includes realized gains and losses on forward freight agreements and synthetic time-charter contracts, the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $174.6 million and $286.4 million, respectively, for the three and nine months ended September 30, 2009, primarily from decreases in our average TCE rate during the periods compared to the same periods in 2008;

•
decreases of $42.8 million and $111.7 million, respectively, for the three and nine months ended September 30, 2009, from a net decrease in the number of chartered-in vessels, excluding small product tankers discussed below;

•
decreases of $12.7 million and $37.3 million, respectively, for the three and nine months ended September 30, 2009, from a net decrease in the number of chartered-in small product tankers primarily due to the sale of our interest in the Swift Tanker Pool in November 2008;

•	decreases of $7.7 million and $30.3 million, respectively, for the three and nine months ended September 30, 2009, from the Spot Aframax Transfers and Spot Product Tanker Transfers;
•	decreases of $6.2 million and $24.3 million, respectively, for the three and nine months ended September 30, 2009, from the Spot Product Tanker Sales; and
•	decreases of $4.8 million and $6.8 million, respectively, for the three and nine months ended September 30, 2009, from the Suezmax Tanker Sale;

partially offset by
•
increases of $3.8 million and $15.1 million, respectively, for the three and nine months ended September 30, 2009, from a change in the number of days our vessels were off-hire due to regularly scheduled maintenance compared to prior periods;

•	increases of $3.0 million and $24.0 million, respectively, for the three and nine months ended September 30, 2009, from the Suezmax Deliveries; and
•	increases of $1.9 million and $5.6 million, respectively, for the three and nine months ended September 30, 2009, from the delivery of one large product tanker.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•	decreases of $2.7 million and $6.2 million, respectively, for the three and nine months ended September 30, 2009, from the Spot Aframax Tanker Transfers;
•	decreases of $2.5 million and $5.7 million, respectively, for the three and nine months ended September 30, 2009, from the Spot Product Tanker Sales; and
•	a decrease of $5.7 million for the nine months ended September 30, 2009, from lower crew manning, repairs, maintenance and consumables costs;
partially offset by
•	increases of $2.5 million and $4.8 million, respectively, for the three and nine months ended September 30, 2009, from the Suezmax Deliveries; and
•	increases of $0.5 million and $1.1 million, respectively, for the three and nine months ended September 30, 2009, from the product tanker that delivered in October 2008.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•	decreases of $49.8 million and $52.6 million, respectively, for the three and nine months ended September 30, 2009, from the decrease in the number of chartered-in Suezmax and Aframax tankers; and
•
decreases of $11.2 million and $33.1 million, respectively, for the three and nine months ended September 30, 2009, from a decrease in the number of chartered-in small product tankers from the sale of the Swift Tanker Pool in November 2008, compared to the same periods in 2008.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2009, compared to the same periods in 2009, primarily due to:
•	decreases of $2.3 million and $4.9 million, respectively, for the three and nine months ended September 30, 2009, from the Spot Product Tanker Sales;
•	decreases of $1.5 million and $4.5 million, respectively, for the three and nine months ended September 30, 2009, from the Spot Aframax Tanker Transfers;
•
decreases of $1.4 million and $8.4 million, respectively, for the three and nine months ended September 30, 2009, from the amortization of a non-compete agreement in the prior periods, which was fully amortized by the end of 2008;

•	a decrease of $1.2 million for the nine months ended September 30, 2009, from the Spot Product Tanker Transfers; and
•	decreases of $0.8 million and $1.1 million, respectively, for the three and nine months ended September 30, 2009, from the Suezmax Tanker Sale;
partially offset by
•	increases of $3.9 million and $11.0 million, respectively, for the three and nine months ended September 30, 2009, from the Suezmax Tanker Deliveries and one new product tanker.
Gain on Sale of Vessels and Equipment, net of write-downs. The gain on sale of vessels and equipment, net of write-downs for the three and nine months ended September 30, 2009, is primarily due to gains realized on the disposal of two LR product tankers during the second quarter of 2009, partially offset by write-downs. The write-downs were related to two older vessels that were written-down to their fair value.
Restructuring Charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $1.6 million relating to costs incurred for global staffing changes.

Other Operating Results
The following table compares our other operating results for the three and nine months ended September 30, 2009 and 2008:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars,	September 30,			September 30,
except percentages)	2009	2008	% Change	2009	2008	% Change

General and administrative	(52,238)	(44,372)	17.7	(156,073)	(184,735)	(15.5)
Interest expense	(30,035)	(63,180)	(52.5)	(111,505)	(215,139)	(48.2)
Interest income	4,193	20,686	(79.7)	15,894	73,408	(78.3)
Realized and unrealized (losses) gains on non-designated derivative instruments	(121,664)	(90,594)	34.3	83,066	(125,542)	(166.2)
Foreign exchange (loss) gain	(26,047)	44,918	(158.0)	(39,900)	8,323	(579.4)
Equity (loss) income from joint ventures	(8,945)	(5,108)	75.1	29,857	(10,780)	(377.0)
Income tax (expense) recovery	(10,904)	26,304	(141.5)	(12,174)	35,022	(134.8)
Other income (loss)	2,938	(18,144)	(116.2)	8,343	(7,662)	(208.9)
General and Administrative. General and administrative expenses increased for the three months period and decreased for the nine months ended September 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $11.6 million and $32.5 million, respectively, for the three and nine months ended September 30, 2009, in compensation for shore-based employees and other personnel expenses primarily due to decreases in headcount and performance-based compensation costs;

•
decreases of $1.8 million for the three months ended September 30, 2009, and an increase of $2.8 million for the nine months ended September 30, 2009, relating to the net realized and unrealized change in fair value of our foreign currency forward contracts;

•	decreases of $1.9 million and $8.9 million, respectively, for the three and nine months ended September 30, 2009, from lower travel costs;
•	decreases of $1.6 million and $5.4 million, respectively, for the three and nine months ended September 30, 2009, relating to timing of seafarer training initiatives and lower training activity;
•
increases of $21.8 million and $19.6 million, respectively, for the three and nine months ended September 30, 2009, as there was a recovery recorded in the third quarter of 2008 relating to the costs associated with our equity-based compensation and long-term incentive program for management; and

•	increases of $2.9 million for the three months ended September 30, 2009, and a decrease of $4.2 million for the nine months ended September 30, 2009, in corporate-related expenses.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $30.0 million and $111.5 million for the three and nine months ended September 30, 2009, respectively, from $63.2 million and $215.1 million, respectively, for the same periods last year, primarily due to:
•
decreases of $18.2 million and $65.2 million, respectively, for the three and nine months ended September 30, 2009, primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and decrease in interest rates relating to long-term debt;

•
decreases of $9.6 million and $24.6 million, respectively, for the three and nine months ended September 30, 2009, as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008 (the interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method);

•
decreases of $4.5 million and $10.7 million, respectively, for the three and nine months ended September 30, 2009, from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•
decreases of $1.0 million and $3.3 million, respectively, for the three and nine months ended September 30, 2009, from declining interest rates on our five Suezmax tanker capital lease obligations; and

•
decreases of $0.4 million and $2.5 million, respectively, for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year;

partially offset by
•
increases of $0.6 million and $2.7 million, respectively, for the three and nine months ended September 30, 2009, relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in the same periods last year.

Realized and unrealized loss of $93.2 million and $109.5 million relating to interest rate swaps for the three and nine months ended September 30, 2008, was reclassified from interest expense to realized and unrealized (loss) gain on non-designated derivative instruments to conform to the presentation adopted in the current period.
Interest Income. Interest income, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $4.2 million and $15.9 million for the three and nine months ended September 30, 2009, respectively, from $20.7 million and $73.4 million, respectively, for the same periods last year, primarily due to:
•
decreases of $8.2 million and $23.2 million for the three and nine months ended September 30, 2009, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments as the loan was repaid on December 31, 2008, when the external debt was novated to the RasGas 3 Joint Venture;

•
decreases of $5.4 million and $24.5 million for the three and nine months ended September 30, 2009, primarily relating to lower interest rates on our bank account balances compared to the same periods last year;

•
decreases of $2.7 million and $8.5 million for the three and nine months ended September 30, 2009, due to decreases in LIBOR rates relating to the restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash);

•
decreases of $0.1 million and $0.6 million for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year; and

•
decreases of $0.1 million and $0.7 million for the three and nine months ended September 30, 2009, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.

Realized and unrealized gain of $20.0 million and $25.7 million relating to interest rate swaps for the three and nine months ended September 30, 2008, was reclassified from interest income to realized and unrealized (loss) gain on non-designated derivative instruments to conform to the presentation adopted in the current period.
Realized and unrealized (losses) gains on non-designated derivative instruments. Net realized and unrealized (losses) gains on non-designated derivatives were $(121.7) million and $83.1 million, respectively, for the three and nine months ended September 30, 2009, compared to net realized and unrealized (losses) on non-designated derivatives of $(90.6) million and $(125.5) million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. Dollars)	2009	2008	2009	2008

Realized (losses) gains relating to:
Interest rate swaps	(41,321)	(15,150)	(91,737)	(28,361)
Foreign currency forward contracts	(981)	7,219	(8,926)	30,399
Bunkers and forward freight agreements (FFAs)	2,655	(9,598)	4,660	(25,348)

	(39,647)	(17,529)	(96,003)	(23,310)

Unrealized (losses) gains relating to:
Interest rate swaps	(81,114)	(58,102)	164,333	(55,480)
Foreign currency forward contracts	2,060	(23,749)	15,227	(31,975)
Bunkers, FFAs and other	(2,963)	8,786	(491)	(14,777)

	(82,017)	(73,065)	179,069	(102,232)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(121,664)	(90,594)	83,066	(125,542)

Foreign Exchange (Loss) Gain. Foreign currency exchange (losses) gains were $(26.0) million and $(39.9) million, respectively, for the three and nine months ended September 30, 2009, compared to $44.9 million and $8.3 million, respectively, for the same periods last year. The changes in our foreign exchange (losses) gains are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Equity (Loss) Income from Joint Ventures. Equity (loss) income from joint ventures was $(9.0) million and $29.9 million, respectively, for the three and nine months ended September 30, 2009, compared to $(5.1) million and $(10.8) million, respectively, for the same periods last year. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses) and the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008. Substantially all of the equity (loss) income relates to unrealized (loss) gain on interest rate swaps of $(10.2) million and $23.1 million, respectively, for the three and nine months ended September 30, 2009.

Income Tax (Expense) Recovery. Income tax (expense) recovery was $(10.9) million and $(12.1) million for the three and nine months ended September 30, 2009, compared to $26.3 million and $35.0 million, respectively, for the same periods last year. The increase to income tax expense of $37.2 million and $47.1 million for the three and nine months ended September 30, 2009, respectively, were primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains and to a lesser extent due to operational income for tax purposes for the three and nine months ended September 30, 2009.
Other Income (loss). Other income (loss) was $2.9 million and $8.3 million for the three and nine months ended September 30, 2009, compared to $(18.1) million and $(7.7) million, respectively, for the same periods last year. The increase in other income for the three and nine months ended September 30, 2009, was primarily due to the write-down of marketable securities and losses from repurchase of bonds, partially offset by gains from the sale of marketable securities, recognized in the same respective periods last year.
Net (Loss) Income. As a result of the foregoing factors, net (loss) income was $(165.9) million and $132.5 million for the three and nine months ended September 30, 2009, respectively, compared to $142.5 million and $233.0 million for the same respective periods last year.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at September 30, 2009, our total cash and cash equivalents was $495.4 million, compared to $814.2 million as at December 31, 2008. Our total liquidity, including cash and undrawn credit facilities, was $1.8 billion and $1.9 billion as at September 30, 2009, and December 31, 2008, respectively.
Our spot tanker market operations contribute to the volatility of our net operating cash flow, and, thus, our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at September 30, 2009, we had $350.2 million of scheduled debt repayments and $44.7 million of capital lease obligations coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.
Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of debt and equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Pre-arranged debt facilities were in place for substantially all of our remaining capital commitments relating to our portion of newbuildings currently on order. Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.
As at September 30, 2009, our revolving credit facilities provided for borrowings of up to $3.3 billion, of which $1.3 billion was undrawn. The amount available under these revolving credit facilities decreases by $74.0 million (remainder of 2009), $173.0 million (2010), $205.8 million (2011), $313.8 million (2012), $596.3 million (2013) and $1.9 billion (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 62 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.
Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of our term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 32 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries.
Among other matters, our long-term debt agreements generally provide for maintenance of minimum financial covenants and prepayment privileges, in some cases with penalties. Certain of our loan agreements require the maintenance of vessel market value-to-loan ratios and that we maintain a minimum level of free cash. As at September 30, 2009, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at September 30, 2009, this amount was $233.4 million. We were in compliance with all loan covenants at September 30, 2009.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates. We use forward foreign currency contracts and interest rate swaps, to manage currency and interest rate risks. We do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.

Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
	2009	2008
	($000’s)	($000’s)
Net operating cash flows	298,300	317,315
Net financing cash flows	(400,743)	945,798
Net investing cash flows	(216,320)	(830,173)
Operating Cash Flows
Net cash flow from operating activities decreased to $298.3 million for the nine months ended September 30, 2009, from $317.3 million for the same period in 2008, primarily due to a decrease in net revenues, partially offset by an increase in changes to non-cash working capital items. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates and fluctuations in working capital balances, tanker utilization and spot market hire rates. The number of vessel drydockings may vary each year.
Financing Cash Flows
During the nine months ended September 30, 2009, our net proceeds from long-term debt net of debt issuance costs was $758.9 million. Our repayments of long-term debt was $1,217.7 million during the same period. The net proceeds from long-term debt were to finance our expenditures for vessels and equipment, which are explained in more detail below.
During March 2009, our subsidiary Teekay LNG, issued an additional 4.0 million common units in a public offering for net proceeds of $67.1 million; during June 2009, our subsidiary Teekay Tankers, issued an additional 7.0 million shares of Class A Common Stock in a public offering for net proceeds of $65.6 million; and during August 2009 our subsidiary Teekay Offshore, issued an additional 7.475 million common units in a public offering for net proceeds of $102.1 million. Please read Item 1 — Financial Statements: Note 5 — Public Offerings. The net proceeds from the offerings were used for acquisition of a vessel from Teekay, repayment of debt and general corporate purposes.
Distributions from subsidiaries to non-controlling interests during the nine months ended September 30, 2009, were $83.6 million.
Dividends paid during the nine months ended September 30, 2009, were $68.8 million, or $0.94875 per share. We have paid a quarterly dividend since 1995. We have gradually increased our quarterly dividend from $0.125 per share in 2003 to $0.31625 per share in the third quarter of 2008. Subject to financial results and declaration by our board of directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.
Investing Cash Flows
During the nine months ended September 30, 2009, we:
•
incurred capital expenditures for vessels and equipment of $431.6 million, primarily for acquisition of one product tanker and shipyard construction installment payments on our newbuilding Suezmax tankers, shuttle tankers, LNG and LPG carriers;

•	received proceeds of $166.1 million from the sale of three product tankers; and
•	received proceeds of $32.7 million from the sale of an Aframax tanker through a sale-leaseback agreement.

Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2009:

		Remainder of	2010 and	2012 and	Beyond
(In millions of U.S. Dollars)	Total	2009	2011	2013	2013

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,094.0	32.9	831.4	518.4	2,711.3
Chartered-in vessels (operating leases)	696.6	78.8	423.7	146.9	47.2
Commitments under capital leases (2)	227.6	6.0	221.6	—	—
Commitments under capital leases (3)	1,055.1	6.0	48.0	48.0	953.1
Commitments under operating leases (4)	489.0	6.3	50.1	50.1	382.5
Newbuilding installments (5)	510.3	42.5	467.8	—	—
Asset retirement obligation	22.0	—	—	—	22.0

Total U.S. Dollar-denominated obligations	7,094.6	172.5	2,042.6	763.4	4,116.1

Euro-Denominated Obligations: (6)
Long-term debt (7)	424.8	3.2	245.8	15.4	160.4
Commitments under capital leases (2) (8)	171.8	37.5	134.3	—	—

Total Euro-denominated obligations	596.6	40.7	380.1	15.4	160.4

Total	7,691.2	213.2	2,422.7	778.8	4,276.5

(1)
Excludes expected interest payments of $20.8 million (balance of 2009), $147.7 million (2010 and 2011), $95.0 million (2012 and 2013) and $125.6 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at September 30, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $480.4 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive $455 million for these leases from the remainder of 2009 to 2029.

(5)
Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for four shuttle tankers, one Suezmax tanker, and four LPG carriers as of September 30, 2009. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2009.

(7)
Excludes expected interest payments of $2.0 million (balance of 2009), $10.1 million (2010 and 2011), $4.9 million (2012 and 2013) and $15.3 million (beyond 2013). Expected interest payments are based on EURIBOR at September 30, 2009, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $159.1 million, together with the interest earned on the deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at September 30, 2009, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $906.0 million, of which our share was $299.0 million. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008.
Goodwill
As of September 30, 2009, the Company had three reporting units with goodwill attributable to them. During the third quarter of 2009, the Company determined there were indicators of impairment present within its shuttle tanker reporting unit. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. As of September 30, 2009, the carrying value of goodwill for this reporting unit was $130.9 million. Key assumptions that impact the fair value of this reporting unit include the Company’s ability to do the following: maintain or improve the utilization of its vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses, pass on operating cost increases to its customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of the Company’s vessels, its cost of capital, the volume of production from certain offshore oil fields, and the fair value of its credit facilities. If actual future results are less favorable than expected results, in one or more of these key assumptions, a goodwill impairment may occur.
As of the date of this filing, the Company does not believe that there is a reasonable possibility that the goodwill attributable to its other two reporting units with goodwill attributable to them might be impaired within the next year.
However, certain factors that impact the Company’s goodwill impairment tests are inherently difficult to forecast and as such the Company cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond the Company’s control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the nine months ended September 30, 2009, contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;

•	the sufficiency of working capital for short-term liquidity requirements;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange and interest rate risks;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	the effectiveness of our risk management policies and procedures and the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;

•	the potential for additional revenue from our Petrojarl Varg FPSO contract based on volume of oil produced;

•	the condition of financial and economic markets, including the recent credit crisis, interest rate volatility and the availability and cost of capital; and

•	the growth of global oil demand.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to foreign currency exchange, interest rate and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates. We use foreign currency forward contracts and interest rate swaps, to manage currency and interest rate risks but do not use these financial instruments for trading or speculative purposes. Please read Item 1 — Financial Statements: Note 16 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
We reduce our exposure to this risk by entering into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond 3 years forward.
As at September 30, 2009, we had the following foreign currency forward contracts:

	Expected Maturity Date
	Remainder
	of 2009	2010	2011	Total	Total
	Contract	Contract	Contract	Contract	Fair value (1)
	Amount (1)	Amount (1)	Amount (1)	Amount (1)	Asset (Liability)
Norwegian Kroner:	$46.8	$139.5	$9.6	$195.9	$9.7
Average contractual exchange rate(2)	5.78	6.21	6.20	6.11	—
Euro:	$16.9	$36.8	$2.3	$56.0	$0.5
Average contractual exchange rate(2)	0.66	0.70	0.73	0.69	—
Canadian Dollar:	$14.5	$45.3	—	$59.8	$1.0
Average contractual exchange rate(2)	1.06	1.10	—	1.09	—
British Pound:	$15.4	$34.3	$1.8	$51.5	$(2.7)
Average contractual exchange rate(2)	0.54	0.61	0.63	0.59	—
Australian Dollar:	$0.3	—	—	$0.3	—
Average contractual exchange rate(2)	1.13	—	—	1.13	—
Singapore Dollar:	$1.6	—	—	$1.6	—
Average contractual exchange rate(2)	1.41	—	—	1.41	—

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at September 30, 2009, we had Euro-denominated term loans of 290.1 million Euros ($424.8 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 81.1 million ($12.1 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2009, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance							Asset /
	of 2009	2010	2011	2012	2013	Thereafter	Total	(Liability)	Rate
	(in millions of U.S. dollars, except percentages)
Long-Term Debt: (1)
Variable Rate ($U.S.) (2)	20.5	317.6	225.8	206.6	216.4	2,405.8	3,392.7	(3,023.7)	1.2%
Variable Rate (Euro) (3) (4)	3.2	13.3	232.5	7.5	8.0	160.3	424.8	(367.2)	2.2%

Fixed-Rate Debt ($U.S.)	12.4	46.7	241.7	47.6	47.6	305.2	701.2	(669.8)	6.2%
Average Interest Rate	5.2%	5.1%	8.0%	5.2%	5.2%	5.2%	6.2%

Capital Lease Obligations(1) (5) (6)
Fixed-Rate ($U.S.) (7)	113.4	3.9	80.1	—	—	—	197.4	(197.4)	7.4%
Average Interest Rate (8)	8.9%	5.4%	5.5%	—	—	—	7.4%

Interest Rate Swaps: (2)
Contract Amount ($U.S.)(6) (9)(10)	349.8	279.3	170.3	276.3	82.5	2,738.6	3,896.8	(422.3)	4.8%
Average Fixed Pay Rate (2)	4.9%	4.3%	3.5%	3.1%	4.9%	5.1%	4.8%
Contract Amount (Euro) (4) (9)	3.2	13.3	232.5	7.4	8.0	160.4	424.8	(14.3)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt, which as of September 30, 2009, ranged from 0.3% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2009.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 107.2 million Euros ($156.9 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2009, this amount was 108.6 million Euros ($159.1 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the three RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at September 30, 2009, totaled $480.4 million, and the lease obligations, which as at September 30, 2009, totaled $470.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carrier capital lease obligations and restricted cash deposits were $460.5 million and $474.6 million, $(62.1) million and $76.4 million, and 4.9% and 4.8%, respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable (see Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash).

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $335.0 million, $300.0 million and $200.0 million that have commencement dates of 2009, 2010 and 2011, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the risk factors below and other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations.
Tax Risks
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in making this determination, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, we believe that the nature of our chartering activities, as well as our charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.
If we were to be treated as a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read Part II, Item 5 — “Material U.S. Federal Income Tax Consideration — United States Federal Income Taxation of U.S. Holders — Consequences of Possible PFIC Classification” in this Report on Form 6-K.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
Material U.S. Federal Income Tax Consideration
The following discussion updates disclosure contained in our Annual Report on Form 20-F for year ended December 31, 2008, as it pertains to the material U.S. federal income tax considerations that may be relevant to stockholders of Teekay. This discussion is based upon provisions of the Code as in effect on the date of this Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation.
United States Federal Income Taxation of U.S. Holders
The following summary does not comment on all aspects of U.S. federal income taxation which may be important to particular stockholders in light of their individual circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common stock, the tax treatment of a partner or owner thereof generally will depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common stock, you should consult your tax advisor.

This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of common stock. This summary is written for stockholders that hold their common stock as a “capital asset” under the Code. Each stockholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common stock.
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or resident (as determined for U.S. federal income tax purposes), U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011, or later will be taxed at ordinary graduated tax rates.
Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in making this determination, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, we believe that the nature of our and our subsidiaries’ chartering activities, as well as our and our subsidiaries’ charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.
Current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.
Additionally, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).
If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner.
A U.S. Holder’s QEF election will not be effective unless we agree to annually provide the holder with certain information concerning the Company’s income and gain, calculated in accordance with the Code to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such qualified electing fund information in prior taxable years and do not intend to provide such qualified electing fund information in the current taxable year. Accordingly, you will not be able to make an effective QEF election at this time, notwithstanding the present uncertainty regarding whether we are a PFIC. If we determine that we are or will be a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make an effective QEF with respect to our common stock.
Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;
•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and
•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
These rules generally would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
Consequences of Possible Controlled Foreign Corporation Classification
If more than 50.0% of either the total combined voting power of our outstanding stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding stock entitled to vote (a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). A United States Stockholder of a CFC is treated as receiving current distributions of such stockholder’s share of certain income of the CFC without regard to any actual distributions and is subject to other burdensome U.S. federal income tax and administrative requirements, but generally is not also subject to the requirements generally applicable to owners of a PFIC, provided that an applicable PFIC purging election is made by such United States Stockholder. In addition, a person who is or has been a United States Stockholder of a CFC may recognize ordinary income on the disposition of shares of the CFC. Although we currently are not a CFC, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a PFIC or CFC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Common Stock
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the holder is present in the United States for 183 days or more during the taxable year in which those shares are disposed and meets certain other requirements.
Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

Regulations
The following discussion updates relevant disclosure in our Report on Form 20-F for the year ended December 31, 2008, as it pertains to certain United States environmental regulations and other environmental initiatives.
Environmental Regulations — The United States Regulations.
Effective as of July 31, 2009, the limit under the Oil Pollution Act of 1990 for double-hulled tank vessels was increased from the greater of $1,900 per gross tonne or $16.0 million per double-hulled tanker per incident to $2,000 per gross tonne or $17.1 million per double-hulled tanker per incident, subject to possible further adjustment for inflation.
Environmental Regulation — Other Environmental Initiatives.
•
The liability limits in countries that have ratified the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, are currently approximately $7.2 million (increased from $6.7 million) plus approximately $1,005 (increased from $930) per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $143 million (increased from $133 million) per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies.

•
The EU Directive 33/2005 (the “Directive”) comes into force from January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (or LSMGO).

Certain capital modifications are necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). The cost of such modifications will increase the capital expenditures of the vessel. Furthermore, bunker fuel costs will increase as LSMGO is more expensive than HFO that is currently in use.
Given that some equipment modification kits are not yet available, until recently, several industry associations and groups have appealed to the EU on the need for a grace period before the new regulations are enforced.
Certain Relationships and Related Party Transactions
Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s public subsidiaries Teekay LNG, Teekay Offshore and Teekay Tankers. Certain of these relationships and transactions are described below. This disclosure is in addition to that in Teekay’s Annual Report on Form 20-F for the year ended December 31, 2008.
Directors and Executive Officers
C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Tankers, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG). Bjorn Moller, Teekay’s Chief Executive Officer and one of its directors, is also the Chief Executive Officer and a director of Teekay Tankers, as well as a director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Peter Evensen, Teekay’s Executive Vice President and Chief Strategy Officer, is the Executive Vice President and a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also the Chief Financial Officer of Teekay Tankers.
Because the executive officers of Teekay Tankers and of the general partners of Teekay Offshore and Teekay LNG are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay Offshore and Teekay LNG) is set and paid by Teekay or such other applicable subsidiaries. Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on management matters of such public company subsidiaries. For the three and nine months ended September 30, 2009, these reimbursement obligations totaled $0.3 million and $0.9 million, $0.3 million and $1.0 million, and $0.3 million and $1.0 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below]. For 2006, 2007 and 2008, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled $nil, $nil (following Teekay Tankers’ initial public offering in December 2007) and $1.2 million, $0.1 million (following Teekay Offshore’s initial public offering in December 2006), $0.2 million and $1.5 million, and $0.1 million, $0.1 million and $1.5 million, respectively.
Relationship with Public Company Subsidiaries — Teekay Tankers, Teekay Offshore and Teekay LNG
Teekay Tankers. Teekay Tankers is a NYSE-listed, Marshall Islands corporation, which we formed to acquire from us a fleet of double-hull oil tankers in connection with Teekay Tanker’s initial public offering in December 2007. Teekay Tanker’s business is to own oil tankers and employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Its operations are managed by our subsidiary, Teekay Tankers Management Services Ltd. As of the date of this Report, we owned shares of Teekay Tankers’ Class A and Class B common stock that represent an ownership interest of 42.2 percent and voting power of 51.6 percent of Teekay Tankers’ outstanding common stock.
Teekay Tankers distributes to its stockholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represents Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by it from Teekay, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by Teekay. Teekay received distributions from Teekay Tankers of $32.3 million, for the nine months ended September 30, 2009. Teekay received distributions from Teekay Tankers of $nil and $37.6 million, respectively, with respect to 2007 (following its initial public offering in December 2007) and 2008.
Teekay Offshore and Teekay LNG. Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of the date of this Report we owned a 38.5 percent limited partner (including common and subordinated units) and a 2 percent general partner interest in Teekay Offshore. Teekay Offshore owns a majority of its fleet through Teekay Offshore Operating L.P. (or OPCO), which is owned 51.0 percent by Teekay Offshore and 49.0 percent by us.

Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the liquefied natural gas (or LNG) shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, liquefied petroleum gas (or LPG) and crude oil. We own and control Teekay LNG’s general partner, and as of the date of this Report we owned a 47.2 percent limited partner (including common and subordinated units) and a 2 percent general partner interest in Teekay LNG.
Quarterly cash distributions. We are entitled to distributions on our general and limited partner interests in Teekay Offshore and Teekay LNG, respectively. In general, each of Teekay Offshore and Teekay LNG pays quarterly cash distributions in the following manner:
•
first, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•
second, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Incentive Distribution Rights” below.
The minimum quarterly distributions for Teekay Offshore and Teekay LNG are $0.35 and $0.4125, respectively.
Incentive distribution rights. The general partner of each of Teekay Offshore and Teekay LNG is also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.
If for any quarter:
•	Teekay Offshore or Teekay LNG has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and
•
Teekay Offshore or Teekay LNG has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, Teekay Offshore or Teekay LNG, as applicable, will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner in the following manner:
•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.4025 (Teekay Offshore) or $0.4625 (Teekay LNG) per unit for that quarter;
•	second, 85% to all unitholders, and 15% to the general partner, until each unitholder has received a total of $0.4375 (Teekay Offshore) or $0.5375 (Teekay LNG) per unit for that quarter;
•	third, 75% to all unitholders, and 25% to the general partner, until each unitholder has received a total of $0.525 (Teekay Offshore) or $0.65 (Teekay LNG) per unit for that quarter; and
•	thereafter, 50% to all unitholders and 50% to the general partner.
Teekay received total distributions, including incentive distributions, from Teekay Offshore of $7.2 million, $7.2 million and $7.4 million, respectively, with respect to the first three quarters of 2009. Teekay received total distributions, including incentive distributions, from Teekay Offshore of $0.6 million (following Teekay Offshore’s initial public offering in December 2006), $17.7 million and $25.1 million, respectively, with respect 2006, 2007 and 2008. Teekay received total distributions, including incentive distributions, from Teekay LNG of $16.0 million with respect to each of the first three quarters of 2009. Teekay received total distributions, including incentive distributions, from Teekay LNG of $44.7 million, $50.9 million and $61.1 million, respectively, with respect 2006, 2007 and 2008. Please refer to above for discussion of total distributions received from Teekay Tankers.
Competition with Teekay Tankers, Teekay Offshore and Teekay LNG
Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSOs and FPSOs) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Teekay Offshore will own or operate LNG carriers and (c) neither Teekay LNG nor Teekay Offshore will own or operate crude oil tankers.
In addition, Teekay Tankers has agreed that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.

Sales of Vessels and Project Interests by Teekay to Teekay Tankers, Teekay Offshore and Teekay LNG
From time to time Teekay has sold to Teekay Tankers, Teekay Offshore and Teekay LNG vessels or interests in vessel owning subsidiaries or joint ventures. These transactions include those described in Teekay’s SEC reports, including the applicable transactions described under “Significant Developments in 2009” of Item 2 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report on Form 6-K.
Teekay currently has committed to the following vessel transactions with its public company subsidiaries:
•
To sell to Teekay LNG a 33% interest in the Angola LNG Project consortium as described under “Other Significant Projects-Angola LNG Project” of Item 2 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report on Form 6-K.

•
To sell to Teekay LNG for a total cost of approximately $94 million two technically advanced 12,000-cubic meter newbuilding multi-gas vessels capable of carrying LNG, LPG or ethylene. This sale will occur upon delivery and purchase by Teekay of these vessels, which is scheduled for the second half of 2010. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to I.M. Skaugen ASA.

•
To sell to Teekay Offshore existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. Teekay Offshore, at its election, may acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to Teekay Offshore.

•
To offer to Teekay Tankers a Suezmax tanker prior to June 18, 2010. The purchase price for the vessel would be its fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations.

Time Chartering Arrangements
Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:
•
Nine of OPCO’s conventional tankers are chartered out to Teekay subsidiaries under long-term time charters. Two of OPCO’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, OPCO earned voyage revenues of $32.0 million and $93.7 million, respectively, for the three and nine months ended September 30, 2009, and $25.9 million, $142.6 million and $159.3 million, respectively, for 2006 (following Teekay Offshore’s initial public offering in December 2006), 2007 and 2008.

•
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary Teekay. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $nil and $3.4 million, respectively, for the three and nine months ended September 30, 2009.

•
During 2009, two of OPCO’s shuttle tankers were employed on single-voyage charters with a subsidiary of Teekay. Pursuant to these charter contracts, OPCO earned voyage revenues of $6.4 million and $11.3 million, respectively, for the three and nine months ended September 30, 2009.

•
From August 2008, Teekay is chartering in from Teekay Tankers the tanker Nassau Spirit under a fixed-rate time-charter currently scheduled to expire in August 2010. Teekay Tankers earned revenues of $3.4 million and $10.4 million, respectively, for the three and nine months ended September 30, 2009, and $1.3 million and $3.6 million, respectively, for the three and nine months ended September 30, 2008, under this time-charter contract.

Services, Management and Pooling Arrangements
Services Agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonably manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During the three and nine months ended September 30, 2009, Teekay LNG and Teekay Offshore incurred $10.5 million and $27.4 million, and $10.1 million and $29.6 million, respectively, for these services. During 2006, 2007 and 2008, Teekay LNG and Teekay Offshore incurred $4.8 million, $18.2 million and $29.5 million, and $21.6 million (following Teekay Offshore’s initial public offering in December 2006), $52.7 million and $50.3 million, respectively, for these services.
Management Agreement. In connection with its initial public offering, Teekay Tankers entered into the long-term management agreement with Teekay Tankers Management Services Ltd., a subsidiary of Teekay (the Manager). Subject to certain limited termination rights, the initial term of the management agreement will expire on December 31, 2022. If not terminated, the agreement will automatically renew for five-year periods. Termination fees are required for early termination by Teekay Tankers under certain circumstances. Pursuant to the management agreement, the Manager provides to Teekay Tankers the following types of services: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). The Manager has agreed to use its best efforts to provide these services upon Teekay Tankers’ request in a commercially reasonable manner and may provide these services directly to Teekay Tankers or subcontract for certain of these services with other entities, primarily other Teekay subsidiaries.

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During the three and nine months ended September 30, 2009, Teekay Tankers incurred $1.5 million and $4.2 million, respectively, for these services. During 2007 and 2008, Teekay Tankers incurred $0.1 million (following its initial public offering in December 2007) and $5.8 million, respectively, for these services. The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ stockholders. Teekay Tankers incurred no performance fees for the three and nine months ended September 30, 2009. During 2007 and 2008, Teekay Tankers incurred $nil (following its initial public offering in December 2007) and $1.7 million, respectively, for performance fees.
Pooling Arrangements. Certain Aframax and Suezmax tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during the three and nine months ended September 30, 2009, of $0.3 million and $1.1 million, respectively. Teekay Tankers incurred pool management fees during 2007 and 2008 of $0.1 million (following its initial public offering in December 2007) and $2.2 million, respectively.
Certain Other Transactions
Registration Rights. In connection with their initial public offerings, each of Teekay Tankers, Teekay Offshore and Teekay LNG granted to Teekay certain registration rights with respect to equity securities of such issuers owned by Teekay.
Reimbursement of Expenses. Each of Teekay Offshore and Teekay LNG reimburse their general partners and affiliates of the general partners for all expenses necessary or appropriate for the conduct of Teekay Offshore and Teekay LNG, respectively. For the three and nine months ended September 30, 2009, these reimbursement obligations totaled $0.3 million and $0.5 million, and $0.4 million and $0.7 million, respectively, for Teekay Offshore and Teekay LNG. For 2006, 2007 and 2008, these reimbursement obligations totaled $nil (following Teekay Offshore’s initial public offering in December 2006), $0.8 million and $0.6 million, and $0.5 million, $0.8 million and $0.8 million, respectively, for Teekay Offshore and Teekay LNG.
Intercompany Loans. From time to time Teekay makes loans to its public company subsidiaries, or the public company subsidiaries make loans to Teekay. As at September 30, 2009, advances by Teekay to affiliates (including the public company subsidiaries) totaled $138.5 million, and advances from affiliates (including the public company subsidiaries) totaled $28.0 million. As at December 31, 2006, 2007 and 2008, advances by Teekay to affiliates (including the public company subsidiaries) totaled $62.7 million, $20.0 million and $84.1 million, respectively, and advances from affiliates (including the public company subsidiaries) totaled $17.0 million, $18.4 million and $29.7 million, respectively.
Ship Management Arrangement. On March 31, 2009, a subsidiary of Teekay paid $3.0 million to Teekay LNG for the right to provide certain ship management services to certain vessels of Teekay LNG.
Off-hire Insurance. Teekay provided Teekay LNG with off-hire insurance for certain of its LNG carriers until expiration of the arrangement during the second quarter of 2009. During the nine months ended September 30, 2009, Teekay LNG incurred $0.5 million of these costs. During 2006, 2007 and 2008, Teekay LNG incurred $0.9 million, $1.5 million and $1.5 million, respectively, of these costs. Teekay LNG currently obtains third-party off-hire insurance for certain of its LNG carriers.
Interest Rate or Exchange Rate Swaps. In the past, Teekay has transferred certain interest rate or exchange rate swap agreements to its public company subsidiaries, generally in connection with related vessel transfers to the subsidiaries. In June 2009, Teekay novated an interest rate swap, with a notional amount of $30.0 million, to Teekay LNG for no consideration. The excess of the liabilities assumed by Teekay LNG over the consideration received amounting to $1.6 million was charged to equity.
Charter Adjustment Provision. Teekay LNG’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that Teekay LNG would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. Teekay and Teekay LNG have entered into an agreement under which Teekay pays Teekay LNG any amounts payable to the charterer as a result of spot rates being below the fixed rate, and Teekay LNG pays Teekay any amounts payable to Teekay LNG as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay are incurred or recognized at the end of the year. For 2006, 2007 and 2008, Teekay LNG paid to Teekay $4.6 million, $1.9 million and $8.6 million, respectively, pursuant to this arrangement.
Additional Information
Additional information about transactions between Teekay and its public company subsidiaries is available in the Annual Reports on Form 20-F for the year ended December 31, 2008, and the Reports on Form 6-K for the quarterly period ended September 30, 2009, filed with or furnished to the SEC by each of Teekay Tankers, Teekay Offshore and Teekay LNG, respectively.
Item 6 — Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: December 16, 2009	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)